SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 30, 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: August 5, 2002	By:	/s/ Nancy C. Gardner —————————

REUTERS GROUP PLC — INTERIM RESULTS for the six months to 30 June 2002

23 July 2002	10/02

RESILIENT PERFORMANCE FROM CORE BUSINESS COST SAVING INITIATIVES TAKE EFFECT

Reuters Group

•	Group revenue declined by 5% to £1,838 million

•	Group operating profit of £190 million before restructuring and amortisation, reflecting a 32% increase to £195 million at Reuters and a £5 million operating loss at Instinet

•	Group pre-tax loss of £88 million, reflecting losses at Instinet and £156 million of restructuring charges

•	Group net debt of £203 million

Reuters

•	Reuters revenue up 5% to £1,542 million

•	Reuters operating profit, before restructuring and amortisation, up 32% to £195 million

•	Reuters operating margin up to 12.6% before restructuring

•	Cost savings from the business transformation programme and other cost reduction measures expected to total £205 million in 2002 and £335 million in 2003

•	Tradition of strong cash generation maintained

Instinet

•	Instinet revenue down 38% to £301 million

•	Decisive management action taken to reduce costs and increase share of Nasdaq volume

•	Instinet operating loss of £5 million, before restructuring and amortisation

•	Acquisition of Island ECN expected to deliver expanded liquidity and significant cost synergies

Tom Glocer, Reuters Group Chief Executive, said: “In October 2001 we announced a five-year strategy to reshape Reuters business to deliver sustainable, double-digit earnings growth. We said then that the first phase would focus on earnings growth from margin improvement.

“Six months into this five-year plan, we are hard at work transforming Reuters. We continue to have much work to do, but are pleased with our progress in challenging trading conditions. We have limited the underlying decline in our revenues, delivered on core margin improvement through significant cost reductions and are ahead of plan with the integration of Bridge.

“At Instinet we have taken decisive action to put in place a new management team and support them in aggressively growing their share of Nasdaq trading, reducing their cost base and delivering new products. In addition, with the pending acquisition of Island ECN, we believe that Instinet will be well positioned for success in the evolving global equity markets.

“The combination of a steep revenue decline at Instinet and large restructuring charges across the Group has resulted in a pre-tax loss for the first six months. Nevertheless, the core Reuters business has performed resiliently.

“We expect market conditions to remain challenging, but we are taking the tough actions needed to protect our franchise, improve our competitiveness and position us for profitable growth when markets recover. We have a strong balance sheet, good cash conversion, a powerful brand and talented staff guided by a tradition of robust corporate governance. I am confident that these strengths, supported by our ongoing transformation programme, will translate into financial success as we progress with our five-year plan.”

Financials

Reuters Group

Reuters Group (RTR.L, NASDAQ: RTRSY.O) revenue for the six months to 30 June 2002 declined to £1,838 million (2001: £1,940 million) reflecting a sharp fall-off in revenues at Instinet and weak trading conditions in the financial markets generally. Underlying Reuters Group revenue, which excludes exchange rate movements and the impact of acquisitions and disposals, declined by 12%, driven by a 40% reduction in revenue at Instinet.

Reuters Group operating profit before restructuring charges of £156 million and amortisation was £190 million (2001: £256 million).

Reuters Group reported a pre-tax loss of £88 million after taking into account restructuring charges, operating losses from affiliates and investment income (£30 million) and amortisation (£65 million). This compares to a pre-tax profit of £357 million in the first half of 2001, which included £200 million of profit from the IPO of Instinet.

Reuters Group loss per share, before amortisation and net losses on investments, was 0.5p (2001: earnings per share of 10.4p).

The interim dividend, maintained at 3.85p per share, is in line with Reuters Group dividend policy announced in October 2001, which aims to utilise earnings and cash flow from Reuters core business to support the payment and future growth of the dividend.

At the end of June 2002, Reuters Group had net debt of £203 million, with Reuters carrying £820 million of net debt and Instinet holding £617 million of net cash.

Reuters

Revenue from the core Reuters business, which excludes Instinet, rose 5% to £1,542 million (2001: £1,463 million) reflecting the inclusion of Bridge. On an underlying basis, Reuters revenue declined 3% in the first half of the year.

Reuters operating profit rose 32% to £195 million (2001: £148 million) before a restructuring charge of £100 million and amortisation. Underlying growth was 35%, reflecting a greater reduction in costs than in underlying revenues. Operating margin for the first six months before restructuring charges increased to 12.6% from 10.2% for the same period last year.

Reuters profit before tax (PBT), amortisation and losses from investments was £47 million (2001: £112 million) and included losses from affiliates and investment income of £30 million (2001: £25 million). Affiliates’ losses included £21 million from TIBCO Software which also took a restructuring charge to trim costs in the face of weak demand.

Recurring revenue, which represents 91% of Reuters turnover, fell by 2.7% on an underlying basis in the first half of the year, in line with Reuters forecast of a 2% to 3% decline. Revenue from high tier products, including 3000 Xtra, was down just 1% with the beneficial pricing effect of upgrades offset by a reduction in the number of accesses due to cancellations. Outright revenue declined by 10% on an underlying basis as a result of a slowing in the conversion of sales prospects to revenues and a strong comparison period in the first half of 2001. Usage revenue nearly doubled over the period reflecting the inclusion of Bridge Trading, but declined by 4% on an underlying basis due to quiet foreign exchange markets.

Underlying operating costs were down 7% compared to the same period last year. The cost base significantly benefited from the various reduction programmes implemented over the last two years together with a more intense focus on operational efficiency. These reductions spanned a number of areas including lower business transformation costs, rationalisation of development, operations and data collection centres, savings from global sourcing initiatives and corporate support functions. Excluding Bridge, Reuters headcount has decreased by 1,658 (10%) since June 2001.

Customer Segments

Revenue figures for the newly established customer segments were:

•	Treasury	£513 million	(2001: £516 million)

•	Investment Banking and Brokerage (IBB)	£447 million	(2001: £405 million)

•	Asset Management	£349 million	(2001: £309 million)

•	Corporates and Media	£233 million	(2001: £233 million)

Treasury revenue declined 1% on both an underlying and actual basis. Stronger sales of information products were offset by weaker conversational dealing revenue, where accesses continued to decline as a result of banking consolidations and cost cutting. Outright revenue from trade and risk management solutions grew by 3% on an underlying basis. Usage revenue, which declined by 2%, was affected by a quiet period in the foreign exchange markets particularly during the first quarter.

IBB revenue rose by 10%, driven by the inclusion of Bridge. On an underlying basis, IBB revenue fell 10% due to downsizing and consolidation among customers as well as cutbacks and deferrals in IT investment. In this environment, with banks reluctant to commit to new projects, outright revenue declined by 33%.

Asset Management revenue rose 13%, reflecting the impact of the Bridge acquisition. Underlying recurring revenues were flat with modest growth in the Private Wealth Management sector offsetting cancellations from the institutional Asset Management sector. As in IBB, the sustained weakness of global equity markets has reduced levels of IT spend with the result that outright revenue was down 28% in the first half.

Corporates and Media revenue grew by 2% on an underlying basis but was flat on an actual basis, reflecting disposals last year. Underlying revenue from Commodities and Energy grew by 10% driven by strong solution sales, while the Research businesses saw revenue decline by 5%. The traditional media businesses (television, text, graphics and pictures) all showed good growth but these were more than offset by the decline in online media resulting from the collapse of internet advertising.

Implementation of strategy

In October 2001, Reuters announced its strategy to reshape the business to achieve sustainable, double-digit earnings growth. In the initial phase of this five-year programme, Reuters aims to deliver margin-driven earnings growth from a reduction in costs and from tackling the fundamental issues in the business. This means delivering the right products and getting the right business mix. In the first half of 2002, Reuters has started to see the benefits of these measures coming through despite the challenging economic environment.

Cost saving programmes

In the first half of 2002, Reuters reduced its costs, excluding Bridge, by 7% (£106 million) primarily as a result of cost savings measures. Before further restructuring charges taken in 2002, Reuters operating margin improved to 12.6% (2001: 10.2%) in line with its 12% target for the full year.

Building upon the business transformation programme, Reuters initiated further cost saving measures in June which will eliminate 650 jobs by the end of the third quarter. This initiative recognised the need to reduce costs in 2003 to support further margin improvement in the absence of a market recovery. Reuters anticipates savings of £20 million in 2002 from these measures and approximately £100 million in 2003.

Total annualised savings from actions initiated since 2000 are expected to amount to over £335 million in 2003.

Right products

Reuters continues to enhance its product portfolio. The company is taking a number of steps to improve the competitiveness of its premium products including 3000 Xtra and BridgeStation, through personalisation of the user interface, additional content, investment in improved customer service and the inclusion of Reuters Messaging and trading functionality later this year.

Reuters expects to achieve good growth in the mid tier market where it is developing a number of products based on a new common technical architecture. These will offer targeted services to a wide range of users, lowering the total cost of ownership for Reuters customers and reducing the cost of delivery and support for Reuters. This new architecture will enable Reuters to migrate users to the new products and discontinue around half of its current range of over 1,000 products. This will reduce support costs and simplify and accelerate development and is expected only to have a minimal impact on revenue.

Right business mix

Reuters plans to increase its presence outside the financial markets by focusing on three scalable opportunities: Media, Commodities and Energy, and Research targeted at the corporate sector. Reuters expects to continue to dispose of businesses that cannot be grown to scale.

Instinet

Instinet’s revenue declined by 38% to £301 million (2001: £482 million) and by 40% on an underlying basis, reflecting the reduced level and changing nature of trading in the US Nasdaq market and heightened competition. Its operating loss, before restructuring and amortisation, was £5 million compared to a profit of £108 million for the first half of 2001.

With the active support of Reuters, Instinet executed a comprehensive restructuring plan in the first six months of 2002. As part of this plan, Instinet focused in the second quarter on growing its share of Nasdaq trading. This rose from an average of 11.0% in the first quarter of 2002 to 13.9% in the second quarter (Q2 2001: 15.3%) and increased to 15.9% in June.

Instinet also took decisive action to reduce costs. Its annualised fixed cost base in the second quarter of 2002 was 23% below the level for the corresponding quarter of 2001. Instinet expects to exceed its target of US$120 million (£78 million) in annual savings this year.

In June Instinet entered into a definitive agreement to acquire Island ECN in an all-stock transaction that is expected to deliver significant synergies from expanded liquidity and from cost savings in clearing, technology, facilities and administration. The transaction is expected to close during the second half of 2002. In connection with the acquisition, Instinet expects to pay a special dividend of US$1.00 per share to all its shareholders at a date prior to the closing. Reuters, which currently holds 83% of Instinet’s shares, would receive US$207 million.

Instinet also worked closely with Reuters during the first half to incorporate Instinet’s trading functionality within Reuters products and offer preferential ‘soft dollar’ services to mutual customers as part of both companies’ plans to work more closely together.

Prospects

As previously announced, Reuters expects underlying recurring revenue to decline in the second half of the year by 5% to 6%. For the year as a whole, recurring revenue is expected to rise, reflecting the inclusion of Bridge.

Reuters now expects revenues from the outright business to be around 2001 levels despite a strong sales pipeline. The conversion of these sales prospects to revenues has slowed as financial services firms continue to postpone IT investment, especially in the US.

Reuters incurred a restructuring charge of £100 million in the first half and expects to realise £20 million of additional savings this year. The company remains on track to achieve a core operating margin of 12% in 2002 before the £80 million net impact of this restructuring charge, and to improve margins beyond 12% in 2003.

Reuters is committed to its longer-term margin target of 17% to 20% although this remains dependent upon market recovery.

End

6

Summary of Results

The following is a summary of the unaudited results of Reuters Group PLC for the six months to 30 June 2002, presented in the format which reflects the manner in which the Group is managed.

£m	Six months to 30 June		% Change		Year to 31 December 2001
	2002	2001	Actual	Underlying

Reuters Group PLC

Reuters	1,542	1,463	5%	(3%)	3,042
Instinet	301	482	(38%)	(40%)	854
Revenue*	1,838	1,940	(5%)	(12%)	3,885

Reuters	195	148	32%	35%	304
Instinet	(5)	108	(105%)	(101%)	178
Operating profit before restructuring and amortisation	190	256	(26%)	(22%)	482

Restructuring costs	(156)	—			(99)

Operating profit before amortisation	34	256	(87%)	(83%)	383
Affiliates/investment income	(30)	(25)			(70)
Net interest payable	(14)	(4)			(9)

(Loss)/profit before taxation, amortisation and (losses)/gains on investments	(10)	227	(105%)	(100%)	304
Amortisation – subsidiaries	(59)	(34)			(81)
– affiliates	(6)	(6)			(12)
Net (losses)/gains on investments	(13)	170			(53)

(Loss)/profit on ordinary activities before taxation	(88)	357	(125%)	(122%)	158

(Loss)/earnings per share before amortisation and (losses)/gains on investments	(0.5p )	10.4p			13.6p

Basic (loss)/earnings per ordinary share	(5.2p )	19.1p			3.3p

(Loss)/earnings per ADS (US $1.53 = £1)	($0.48)	$1.75			$0.30

Dividend per ordinary share	3.85p	3.85p	0%		10.0p

Reuters

Revenue	1,542	1,463	5%	(3%)	3,042
Operating profit before restructuring and amortisation	195	148	32%	35%	304
Restructuring costs	(100)	—			(82)

Operating profit before amortisation	95	148	(36%)	(32%)	222
Affiliates/investment income	(30)	(25)			(70)
Net interest payable	(18)	(11)			(24)

Profit before taxation, amortisation and (losses)/gains on investments	47	112	(59%)	(54%)	128

Earnings per ordinary share before amortisation and (losses)/gains on investments	2.2p	6.4p			6.8p

Dividend per ordinary share	3.85p	3.85p	0%		10.0p

*	Net of intra-group revenue

7

Notes:

•	This summary should be read in conjunction with the attached interim statement and notes.

•	Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review, stated at comparable exchange rates.

•	The interim dividend is payable on 4 September 2002 to ordinary shareholders on the register as at 2 August 2002 and on 11 September 2002 to ADS holders on the register as at 2 August 2002.

•	The news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business and management’s strategy, plans and objectives for the Group. For further details see forward looking statements on page 22.

•	Reuters and the sphere logo are the trade marks of the Reuters Group of Companies.

For further information please contact:

London

Peter Thomas or Adrian Duffield
Corporate Communications
Tel: 020 7542 4890 or 020 7542 4728

Miriam McKay
Investor Relations
Tel: 020 7542 7057 or 020 7542 3717

New York

Nancy Bobrowitz
Corporate Communications
Tel: 646 223 5220 or 646 223 5221

Consolidated Profit and Loss Account for the six months to 30 June 2002 (unaudited)

	Six months to 30 June		Year to 31 December 2001 £m
	2002 £m	2001 £m

Gross revenue	1,889	1,991	3,990
Less share of joint ventures revenue	(51)	(51)	(105)

Group revenue	1,838	1,940	3,885
Operating costs	(1,863)	(1,718)	(3,583)

Operating (loss)/profit	(25)	222	302
Share of operating losses of joint ventures	(18)	(15)	(46)
Impairment of investments in joint ventures	—	—	(16)
Share of operating losses of associates	(19)	(19)	(39)
Impairment of investment in associate	—	—	(26)
Profit on disposal of subsidiary undertakings	—	200	216
Profit on disposal of fixed assets/investments	5	30	18
Amounts written off fixed asset investments	(18)	(60)	(245)
Income from fixed asset investments	1	3	3
Net interest payable	(14)	(4)	(9)

(Loss)/profit on ordinary activities before taxation	(88)	357	158
Taxation on (loss)/profit on ordinary activities	4	(86)	(107)

(Loss)/profit on ordinary activities after taxation	(84)	271	51
Equity minority interests	11	(2)	(5)

(Loss)/profit attributable to ordinary shareholders	(73)	269	46
Dividend
– Interim	(53)	(54)	(54)
– Final	—	—	(86)

(Loss)/retained profit	(126)	215	(94)

Basic (loss)/earnings per ordinary share	(5.2p)	19.1p	3.3p

Consolidated Statement of Total Recognised Gains and Losses for the six months to 30 June 2002 (unaudited)

	Six months to 30 June		Year to 31 December 2001 £m
	2002 £m	2001 £m

(Loss)/profit attributable to ordinary shareholders	(73)	269	46
Unrealised gain on deemed partial disposal of subsidiary	1	—	11
Unrealised gain on deemed partial disposal of associate	12	—	—
Unrealised gain on disposal of fixed asset investment	10	—	—
Translation differences taken directly to reserves	(34)	27	23

Total recognised gains and losses relating to the period	(84)	296	80

9

Consolidated Cash Flow Statement for the six months to 30 June 2002 (unaudited)

	Six months to 30 June		Year to 31 December 2001 £m
	2002 £m	2001 £m

Net cash (outflow)/inflow from operating activities	(10)	198	887
Dividends received from associates	—	1	2
Returns on investments and servicing of finance
Interest received	11	14	30
Interest paid	(35)	(26)	(40)
Income from fixed asset investments	1	3	3

Net cash outflow from returns on investments and servicing of finance	(23)	(9)	(7)
Taxation paid	(45)	(97)	(173)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(62)	(169)	(276)
Sale of tangible fixed assets	—	—	6
Purchase of fixed asset investments	(75)	(41)	(73)
Sale of fixed asset investments	17	49	68

Net cash outflow on capital expenditure and financial investments	(120)	(161)	(275)
Acquisitions and disposals (including joint ventures and associates)	(18)	242	(89)
Equity dividends paid	(86)	(173)	(227)

Cash (outflow)/inflow before management of liquid resources and financing	(302)	1	118
Management of liquid resources
Net decrease/(increase) in short-term investments	244	(83)	(448)
Financing
Proceeds from issue of shares	2	8	16
Net increase in borrowings	87	100	350

Net cash inflow from financing	89	108	366

Increase in cash	31	26	36

10

Reconciliation of Net Cash Flow to Movement in Net Debt (unaudited)

	Six months to 30 June		Year to 31 December 2001 £m
	2002 £m	2001 £m

Increase in cash	31	26	36
Cash inflow from movement in borrowings	(87)	(100)	(350)
Cash (inflow)/outflow from movement in liquid resources	(244)	83	448

Change in net (debt)/funds resulting from cash flows	(300)	9	134
Net funds arising on acquisitions	—	15	15
Translation differences	(41)	21	23

Movement in net (debt)/funds	(341)	45	172
Opening net funds/(debt)	138	(34)	(34)

Closing net (debt)/funds	(203)	11	138

Net Cash Outflow from Operating Activities (unaudited)

	Six months to 30 June		Year to 31 December 2001 £m
	2002 £m	2001 £m

Operating (loss)/profit	(25)	222	302
Depreciation	113	124	246
Amortisation of goodwill and other intangible assets	59	34	81
(Increase)/decrease in stocks	(2)	—	4
Increase in debtors	(25)	(231)	(6)
(Decrease)/increase in creditors	(162)	27	254
Loss on disposal of fixed assets	4	8	11
Amortisation of interests in own shares	8	10	12
Other, principally translation differences	20	4	(17)

Net cash (outflow)/inflow from operating activities	(10)	198	887

11

Consolidated Balance Sheet at 30 June 2002 (unaudited)

	30 June		31 December 2001 £m
	2002 £m	2001 £m

Fixed assets	1,885	1,900	1,963
Stocks	5	8	3
Debtors	1,436	1,582	1,415
Cash and short-term investments	900	763	1,157
Creditors	(2,395)	(2,248)	(2,709)

Net current (liabilities)/assets	(54)	105	(134)
Provisions	(291)	(126)	(212)
Long-term creditors	(417)	(336)	(344)

Net assets	1,123	1,543	1,273

Capital and reserves
Called-up share capital and share premium	449	439	447
Capital redemption reserve	1	1	1
Other reserve	(1,717)	(1,717)	(1,717)
Profit and loss account reserve	2,241	2,680	2,378

Shareholders’ equity	974	1,403	1,109
Equity minority interests	149	140	164

Capital employed	1,123	1,543	1,273

Reconciliation of Movements in Shareholders’ Funds for the six months to 30 June 2002 (unaudited)

	Six months to 30 June		Year to 31 December 2001 £m
	2002 £m	2001 £m

(Loss)/retained profit	(126)	215	(94)
Unrealised gain on deemed partial disposal of subsidiary	1	—	11
Unrealised gain on deemed disposal of associate	12	—	—
Unrealised gain on disposal of fixed asset investment	10	—	—
Translation differences taken directly to reserves	(34)	27	23
Shares issued during the year	2	8	16

Net movement in shareholders’ equity	(135)	250	(44)
Opening shareholders’ equity	1,109	1,153	1,153

Closing shareholders’ equity	974	1,403	1,109

12

Notes to the unaudited Interim Results for the six months to
30 June 2002

1. Basis of preparation

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 71 and 72 of Reuters Group PLC 2001 Annual Report and Form 20-F and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented.

The unaudited financial statements should be read in conjunction with the 2001 annual accounts. The results for 2001 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

2. Segmental analysis

The segmental analysis of revenue, costs and profit reflects the way in which the Group is managed.

Revenue	Six months to 30 June		% Change		Year to 31 December 2001 £m
	2002 £m	2001 £m	Actual	Underlying

Treasury	513	516	(1%)	(1%)	1,054
Investment Banking and Brokerage	447	405	10%	(10%)	858
Asset Management	349	309	13%	(2%)	655
Corporates and Media	233	233	0%	2%	475

Reuters	1,542	1,463	5%	(3%)	3,042
Instinet	301	482	(38%)	(40%)	854

	1,843	1,945			3,896
Share of joint ventures revenue	51	51			105
Intra-group revenue	(5)	(5)			(11)

Gross revenue	1,889	1,991			3,990
Less share of joint ventures revenue	(51)	(51)			(105)

Group revenue	1,838	1,940	(5%)	(12%)	3,885

13

2. Segmental analysis (continued)

Costs*	Six months to 30 June		% Change		Year to 31 December 2001 £m
	2002 £m	2001 £m	Actual	Underlying

Direct segmental	(129)	(127)	2%	(15%)	(255)
Channels	(571)	(521)	10%	(3%)	(1,096)
Business Technology Group	(389)	(368)	6%	(9%)	(763)
Editorial	(109)	(110)	(1%)	0%	(249)
Business Support Services	(108)	(134)	(19%)	(19%)	(265)
Corporate/other	(41)	(55)	(25%)	(13%)	(110)

Reuters	(1,347)	(1,315)	3%	(7%)	(2,738)
Instinet	(306)	(374)	(18%)	(22%)	(676)

	(1,653)	(1,689)			(3,414)

Restructuring costs – Reuters	(100)	—			(82)
– Instinet	(56)	—			(17)

Intra-group costs	5	5			11

Group costs	(1,804)	(1,684)			(3,502)

Profit

Operating profit before restructuring and amortisation	195	148	32%	35%	304
Restructuring	(100)	—			(82)

Reuters	95	148	(36%)	(32%)	222

Operating (loss)/profit before restructuring and amortisation	(5)	108	(105%)	(101%)	178
Restructuring	(56)	—			(17)

Instinet	(61)	108	(156%)	(153%)	161

Amortisation of subsidiaries
Reuters	(44)	(28)			(67)
Instinet	(15)	(6)			(14)

	(59)	(34)			(81)

Group operating (loss)/profit	(25)	222			302

*	Costs reflect the organisation structure announced on 20 June 2002

14

3. Revenue by Type — Reuters

	Six months to 30 June		% Change		Year to 31 December 2001 £m
	2002 £m	2001 £m	Actual	Underlying

Recurring	1,405	1,349	4%	(3%)	2,735
Outright	71	80	(11%)	(10%)	215
Usage	66	34	93%	(4%)	92

Total Reuters	1,542	1,463	5%	(3%)	3,042

4. Cost by Type — Reuters Group

	Six months to 30 June		% Change Actual	Year to 31 December 2001 £m
	2002 £m	2001 £m

Staff	(642)	(684)	(6%)	(1,346)
Services	(382)	(430)	(11%)	(848)
Depreciation	(111)	(124)	(11%)	(246)
Data	(176)	(167)	6%	(340)
Communications	(204)	(155)	32%	(335)
Space	(120)	(110)	9%	(242)
Restructuring	(156)	—	—	(99)
Other	(13)	(14)	(3%)	(46)

Total Group	(1,804)	(1,684)	7%	(3,502)

15

Summary of Financial Results for the six months ended 30 June 2002 in US dollars

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the six months ended 30 June 2002, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience all figures (including comparatives) have been converted at US$1.53 = £1, the rate prevailing on 30 June 2002.

	Six months to 30 June		Year to 31 December 2001 $m
	2002 $m	2001 $m

Treasury	785	789	1,613
Investment Banking and Brokerage	684	620	1,314
Asset Management	535	472	1,002
Corporates and Media	356	357	725

Reuters	2,360	2,238	4,654
Instinet	460	738	1,307
Intra-group	(8)	(8)	(17)

Group revenue	2,812	2,968	5,944

Reuters	297	227	465
Instinet	(8)	165	272

Group operating profit before restructuring and amortisation	289	392	737

Reuters	(152)	—	(125)
Instinet	(85)	—	(26)

Group restructuring costs	(237)	—	(151)

Reuters	145	227	340
Instinet	(93)	165	246

Group operating profit before amortisation	52	392	586

Reuters	71	173	196
Instinet	(87)	175	269

Group (loss)/profit before taxation, amortisation and (losses)/gains on investments	(16)	348	465

Reuters	(7)	376	16
Instinet	(127)	169	226

Group (loss)/profit on ordinary activities before taxation	(134)	545	242

16

Second Quarter 2002 — Revenue Analysis

	Three months to 30 June		% Change		Year to 31 December 2001 £m
	2002 £m	2001 £m	Actual	Underlying

Reuters Group revenue summary
Reuters	780	740	5%	(4%)	3,042
Instinet	148	232	(36%)	(38%)	854

	928	972	(5%)	(12%)	3,896

Share of joint ventures revenue	24	26	(7%)	(6%)	105
Intra-group revenue	(2)	(2)	(5%)	(4%)	(11)

Gross revenue	950	996	(5%)	(12%)	3,990

Less share of joint ventures revenue	(24)	(26)	(7%)	(6%)	(105)

Group revenue	926	970	(5%)	(12%)	3,885

Reuters
Revenue analysis by type
Recurring	704	678	4%	(4%)	2,735
Outright	43	44	(3%)	(2%)	215
Usage	33	18	86%	(4%)	92

Reuters revenue	780	740	5%	(4%)	3,042

Revenue analysis by segment
Treasury	254	258	(2%)	(2%)	1,054
Investment Banking and Brokerage	228	205	11%	(12%)	858
Asset Management	179	158	13%	1%	655
Corporates and Media	119	119	0%	3%	475

Reuters revenue	780	740	5%	(4%)	3,042

17

Revenue Analysis by Quarter

£m	2002		2001
Revenue	Q1	Q2	Q1	Q2	Q3	Q4

Recurring	232	226	235	226	225	223
Outright	13	14	9	18	19	44
Usage	14	14	14	14	14	13

Treasury	259	254	258	258	258	280

Recurring	194	199	185	189	178	212
Outright	8	12	15	15	18	23
Usage	17	17	0	1	1	21

Investment Banking and Brokerage	219	228	200	205	197	256

Recurring	165	169	142	149	151	170
Outright	4	9	9	9	12	12
Usage	1	1	0	0	0	1

Asset Management	170	179	151	158	163	183

Recurring	110	110	109	114	115	112
Outright	3	8	3	2	1	6
Usage	1	1	2	3	2	6

Corporates and Media	114	119	114	119	118	124

Reuters	762	780	723	740	736	843

US	118	115	198	190	150	145
International	35	33	52	42	38	39

Instinet	153	148	250	232	188	184

Intra-group	(3)	(2)	(3)	(2)	(4)	(2)

Total revenue	912	926	970	970	920	1,025

18

Costs and Results Analysis by Half Year

£m Costs	2002 H1	2001

		H1	H2	FY

Reuters	(1,447)	(1,315)	(1,505)	(2,820)
Instinet	(362)	(374)	(319)	(693)
Intra-group costs	5	5	6	11

Total Costs	(1,804)	(1,684)	(1,818)	(3,502)

Profit
Reuters	95	148	74	222
Instinet	(61)	108	53	161

	34	256	127	383
Amortisation	(59)	(34)	(47)	(81)

Operating (loss)/profit	(25)	222	80	302
Share of operating losses of joint ventures	(18)	(15)	(31)	(46)
Impairment of investment in joint ventures	—	—	(16)	(16)
Share of operating losses of associates	(19)	(19)	(20)	(39)
Impairment of investment in associate	—	—	(26)	(26)
Profit on disposal of subsidiary undertakings	—	200	16	216
Profit/(loss) on disposal of fixed assets/investments	5	30	(12)	18
Amounts written off fixed asset investments	(18)	(60)	(185)	(245)
Income from fixed asset investments	1	3	—	3
Net interest payable	(14)	(4)	(5)	(9)

(Loss)/profit on ordinary activities before taxation	(88)	357	(199)	158

Taxation on (loss)/profit on ordinary activities	4	(86)	(21)	(107)

(Loss)/profit on ordinary activities after taxation	(84)	271	(220)	51

Equity minority interests	11	(2)	(3)	(5)
(Loss)/profit after taxation attributable to ordinary shareholders	(73)	269	(223)	46

Basic (loss)/earnings per ordinary share	(5.2p )	19.1p		3.3p

(Loss)/earnings per ADS (US $1.53 = £1)	($0.48)	$1.75		$0.30

Dividend per ordinary share	3.85p	3.85p	6.15p	10.0p

Number of ordinary shares ranking for dividend (millions)	1,393	1,405	1,402	1,402

19

Reuters Group Financial Ratios

	June 2002		June 2001		December 2001

Operating margin before restructuring and amortisation	10.3%		13.2%		12.4%
Pre-tax margin before restructuring and amortisation	7.2%		20.5%		9.0%
Post-tax margin before restructuring and amortisation	4.8%		16.0%		5.6%
EBITDA margin before restructuring and net gains/(losses) on investments	14.7%		18.4%		14.4%
Earnings per share before restructuring, amortisation and net gains/(losses) on investments	7.4	p	9.9	p	18.6	p
Free cash flow per ordinary share	(10.0	p)	(5.3	p)	31.3	p
Book value per ordinary share	54.6	p	90.6	p	68.2	p
Return on tangible fixed assets	(25.2%)		83.7%		7.8%
Return on equity	(17.0%)		46.5%		4.6%

The financial ratios are derived from UK GAAP data.

The definitions applied to the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill and other intangibles as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and net expenditure on tangible fixed assets divided by the weighted average number of shares during the period.

Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs at the period end. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity for the period.

Business Statistics

	June 2002	June 2001	December 2001

User Accesses at period end (000s)
Information product accesses
High Tier	153	178	171
Mid Tier	131	150	145
Other	165	180	181

Information product total	449	508	497

Transaction accesses	19	20	19
Instinet accesses	25	30	30
Bridge accesses	71	—	76	*

Total accesses	564	558	622	*

Revenue per access (£000)
High Tier	2.6	2.5	5.0
Transaction	7.3	7.4	15.0
Instinet	10.9	16.3	28.8

Instinet NYSE market share %	2.8%	3.0%	3.1%

Instinet Nasdaq market share %	15.9%	15.2%	14.0%

Market value of listed Greenhouse Fund investments at period end (£m)	4	24	21

Market value of TSI holding at period end (£m)	384	976	1,115

* Restated

Total subscriber locations	52,900	50,000	53,500

Information sources:
– markets reported in real time	244	257	242
– editorial staff	2,498	2,607	2,597
– bureaux	198	206	204

Infrastructure:
– countries with offices	97	99	97
– cities with offices	220	210	226

Staff numbers	18,140	19,081	19,429

21

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	continued or worsened unfavourable conditions in financial markets;

•	the impact of currency fluctuations on Reuters Group’s reported revenue and earnings;

•	competition from new and existing information providers using internet-based services;

•	the impact on Reuters Group of a decline in the valuation of companies in which it has invested, including TIBCO Software, Instinet and various internet and technology companies;

•	Reuters Group’s ability to realise the anticipated benefits of its business transformation and cost saving strategies;

•	difficulties or delays that Reuters Group may experience in developing or responding to new technology;

•	the dependence of Reuters and Instinet on third parties for the provision of certain network services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and Instinet and these networks’ability to accommodate increased traffic;

•	exposure to losses from broker activities or disruptions in trading markets;

•	changes in the regulatory or competitive environment;

•	any adverse effects of Reuters lack of management control over some of its ventures;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	Reuters ability to realise the anticipated benefits of its acquisition of Bridge; and Instinet’s ability to complete its acquisition of Island ECN and to realise the anticipated benefits of the acquisition.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December, 2001 and the risk factors identified in Instinet’s Current Report on Form 8-K, dated 10 June, 2002, in relation to the proposed Instinet/Island transaction. Copies of the Annual Report and Form 20-F and Instinet’s Form 8-K are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

22

ARCHIVED

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business and management’s strategy, plans and objectives for the Group. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements

For additional information, please see “Risk Factors” in Reuters Annual Report and Form 20-F for the year ended December 31, 2001 and the risk factors identified in Instinet’s Current Report on Form 8-K, dated June 10, 2002, in relation to the proposed Instinet/Island transaction. Copies of the Annual Report and Form 20-F and Instinet’s Form 8-K are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

REUTERS
INTERIM RESULTS BRIEFING
Tuesday, 23 July 2002

          Tom Glocer: I am thrilled to see so many of you here today. My apologies for not having quite enough seats out front. Today is close to my first anniversary as Chief Executive of Reuters and my management team and I have certainly had a challenging and eventful year as we begin to reshape the business of Reuters, both at the core of the business and in the broader portfolio. We have a plan for core Reuters and we have a plan for the portfolio as well.

H1 Overview — Real Progress Despite Tough Markets

     At Instinet, you have begun to see this plan at work. Instinet has now signed up what we believe is a value-creating deal with Island which will release capital back into the Reuters business. Their share of Nasdaq trading volume has increased from around the 10% level at year end to 18% to 19% in recent weeks, and they have done a significant restructuring of the business to return them to profitability.

     In a few minutes, I shall come back to update you on our plan for core Reuters but the business at hand right now is the Interims and our financial results for the first half. I shall turn over to David in a moment, therefore, to take you through the financials. However, before I do so, I want to flag a couple of the big themes that come up in the financials.

     The biggest one for me is the resilience of our core business in challenging market conditions, and we believe that we have now put ourselves in a position to meet our current commitments and our commitments going forward. We have promised core margins of 12% in the business for 2002 and we achieved a margin of 12.6% through the first half, before restructuring charges, so we believe that we are well on track there. In terms of the revenue picture, we have delivered what amounts to a decline in our recurring underlying revenues of 2.7% but it is within the 2% to 3% guidance we gave at the beginning of the year and against the backdrop of an overall increase in revenues of 5% in the core business. With that, I shall turn over now to David to take you through the financials.

FINANCIAL HIGHLIGHTS
David Grigson
Chief Financial Officer

Financial Headlines

     Thank you, Tom, and good morning. These are the financial headlines for the first six months of this year. In Reuters, the key headlines are, first, as Tom has said, that we have delivered on our revenue, cost and margin expectations for the first half. Our recurring revenues are down 2.7%, in line with our predicted range, and our cost savings are falling to the bottom line. As a consequence, our operating margins have improved to 12.6% before restructuring charges.

     Secondly, we have taken more action to reduce costs, and the resulting charges have had a big impact on this half’s results. Thirdly, we are maintaining our tradition of strong cash generation, all of which has given us the confidence to maintain our dividend at 3.85p.

     We have also made a lot of progress in Instinet over the last six months. From a financial perspective, in particular, costs in the second quarter were down 23% on an annualised basis, and our share of Nasdaq stocks has been on a steep upward trend.

Reuters Financial Performance

     Let us now get into the numbers. My presentation today starts by looking at the Reuters part of the business first, then I shall cover Instinet and, finally, I shall come back and pull the Group together towards the end of my presentation.

     Revenues in Reuters are up 5% to £1.54 billion including a first-time contribution from Bridge. On an underlying basis, revenues are down 3% and I shall come back to this. Our operating costs are up 3%, including Bridge, and down 7% on an underlying basis, and I shall explain where this reduction comes from in a slide a little later on.

     Because our underlying costs have been falling faster than our underlying revenues, we see a 32% increase in operating profit before the impact of the £100 million of restructuring charges that we announced in June. Operating margins before this charge increased to 12.6% and, if you also exclude the revenues and costs from Bridge, operating margins in Reuters were 14% in the first half.

     Our share of losses from joint ventures and affiliates was £30 million, and I shall come back to this on my next slide. Interest costs have increased to £80 million as a result of the Bridge acquisition last year, and all this results in a profit before tax in Reuters coming in at £47 million, down from £112 million a year ago.

     The tax rate in the first half has increased to 34%, although this is mainly the result of the mix effect of the proportionately higher levels of losses in joint ventures and affiliates for which we get no tax deduction. We expect the full year tax rate to come in at roughly last year’s levels.

     Earnings per share, adjusted for amortisation and losses on investments, is 2.2p and, as I have said, we have declared an interim dividend of 3.85p — the same as last year.

Affiliates/Investment Income

     We said before that we remain committed to three very important strategic affiliate relationships: Factiva, Radianz and TIBCO. On this slide, I show the details of our share of the results of these companies.

     Factiva is profitable and our share was £2 million in the first half. Factiva’s revenues, some £87 million in total, have declined by 3% but this has been more than offset by really good control of costs.

     Our share of losses from Radianz was £12 million in line with our expectations. Radianz is making progress on a number of fronts. The migration of Reuters connections is accelerating and is on track to achieve our targets for this year. Third party revenues are growing as Radianz gains greater acceptance in the marketplace. The financial stability that comes with being well funded is seen as a competitive advantage in this context.

     Our share of losses from TIBCO has grown from £10 million last year to £21 million this year. TIBCO has been cutting costs as demand for integration software weakens. As a consequence, their first half results contain £22 million of restructuring charges our share of which was £11 million, which is the difference between this year’s and last year’s share of losses there.

     Reduction of losses elsewhere reflects continuing rationalisation of the portfolio particularly of Atriax and Sila earlier this year.

Reuters — Revenue By Type

     I shall look at revenue first by type and then by customer segment. As we have seen, revenues are up 5% in actual terms and down 3% on an underlying basis; the difference, of course, is Bridge. Recurring revenues are down 2.7% on an underlying basis and within this our high tier revenues, which include 3000 Xtra, are down just 1%, with the pricing benefits of upgrades offsetting cancellations.

     The main declines in recurring revenue stem first from our domestic products, which are down 7% due to cancellations, particularly in Europe and Asia; and secondly,

an 8% decline in our conversational Dealing products, very much in line with previous trends.

     Outright revenues have clearly been impacted by cut-backs and deferrals in IT spend. Revenues were down 10% in the first half, although we saw a much improved second quarter performance where revenues were down 2% compared to the first quarter when they were down 19%. Finally, we have seen a 93% increase in usage revenue reflecting the inclusion of Bridge Trading. On an underlying basis revenue is down 4%, which is just £1 million, and this is due to reduced levels of trading in the spot foreign exchange market.

Reuters — Revenue By Customer Segment

     Looking at revenues by customer segment, I do not want to spend too much time on this slide because I will be looking at each customer segment separately over the next four slides. In summary in what has been a particularly difficult period for the financial services industry and the market in general, revenues in three of our four customer segments of Treasury, Asset Management and Corporates & Media have held up well in the first half, demonstrated by a small underlying revenue movement. These customer segments make up over 70% of our total revenues. Where we have really felt the impact of job losses and cut-backs in IT spend has been in the Investment Banking & Brokerage segment.

Bridge revenues totalled £141 million in the first half, £89 million or 63% of which are in the Investment Banking & Brokerage segment, with most of the remainder in Asset Management.

Treasury

     In the Treasury customer segment we see a repeat of the positive story we saw in the first quarter of this year. In the recurring revenue stream the 8% decline in Conversational Dealing revenue I mentioned previously is almost fully recovered by high Information revenue, particularly reflecting the success of the upgrades to 3000 Xtra. Outright revenues grew 3% on an underlying basis, driven by strong sales of our trade and risk management solutions, and the sales pipeline for our Treasury customer segment continues to look healthy. The decline in usage revenue reflects a quiet period in the spot foreign exchange trading markets.

Investment Banking & Brokerage

     In investment banking and brokerage clearly revenues were down 12% on an underlying basis in the second quarter compared to a 6% decline in the first quarter. There is a lag effect as the high levels of cancellations first apparent in the last quarter of last year worked their way into our subscription revenue. Across our major geographies the UK is down 16% in the first half and the US was down 11%, with Asia down 13%. Mainland Europe by contrast is holding up well, with recurring revenue down just 2%. Bridge Trading included in Investment Banking & Brokerage continues to perform well under the ownership of Reuters, with revenues up 52% year-on-year.

Asset Management

     Asset Management grew 13% on an actual basis, reflecting the inclusion of Bridge. Our recurring revenues here are being impacted by cancellations from traditional fund managers, many of whom are under severe cost pressure. We are also seeing the advantages of a more customer-focused approach as we have been able to redirect our sales resources to the growing sector of private wealth management. The revenue growth we have enjoyed from this sector has balanced the declines elsewhere so that on an underlying basis recurring revenues were flat year-on-year. Outright revenues were down 27%, albeit off a relatively small base. We have seen a pick-up in sales activity in the last two months and could still see an improvement here in the second half.

Corporates & Media

     There are minimal Bridge effects in the Corporates & Media segment; instead the differences between actual and underlying performance are caused by the closure and disposal of non-core businesses inherited from the old Reuterspace. This segment has focused on three areas, first Media, where revenues have declined 5%. We have seen growth across our range of traditional Media products, but this has been more than offset by continuing declines in online revenue following the collapse of the Internet advertising market, particularly in the US. We have seen good double digit growth in Commodities

& Energy driven by strong solution revenues arising from large projects such as one recently completed with the Tokyo Commodity Exchange. Revenues from our Research subsidiaries, which are the Tower Group, Yankee and ORT, have also come under pressure. However, proactive cost management here has helped push profits in these businesses ahead of last year.

Reuters — Operating Costs

     I have spent a few minutes talking about revenue so I will spend a few talking about costs as well. Reducing costs was a priority for this company from the very beginning of the business transformation programme, and much of what we have achieved today has been made possible by the initiatives started some two years ago. However it is also true that the current state of the financial market has sharpened our senses and increased the urgency of our action.

     What have we managed to achieve in the last six months? The table on the right of the chart shows that before the addition of Bridge we reduced our first-half operating costs by £106 million from last year’s level. On an underlying basis this represents a 7% reduction; so how is this £106 million of reduction made up? Sixty five million of the year-on-year reductions result from the business transformation programme and the additional measures we took last year to accelerate head-count reduction, in advance of putting the new organisation in place and in anticipation of tougher market conditions. £40 million has come from the planned reduction in spending on the business transformation programmes themselves; in the first six months of last year we spent £74 million on the individual projects that make up the business transformation programme, and this year that number was down to £34 million. We estimate that we have saved £7 million of costs that are directly linked to the lost revenue. This is mainly in areas such as exchange fees and other recoveries.

     However cost reductions have not just been a one-way street. Incremental investment in new products, in our new mid-tier technical architecture, and on product migration projects, totalled £18 million in the first half, although all of this was found from elsewhere within our R&D budget.

     Finally, we have been much more focused on improving operational efficiencies right across the board. Other savings, which we estimate to be about £45 million, have more than compensated for the underlying inflationary pressures on our cost base, and this has given rise to that net efficiencies number of £12 million.

     The pie chart on the left of your slide shows the makeup of costs by cost centre and it also shows in percentage terms where we have made the savings. As you can see, the biggest percentage reductions have taken place in our back office function, those included in our Business Support Services and in the Corporate centre. The reduction in the segment is mostly the result of the rationalisation of the old Reuterspace into the new Corporates & Media segment. The Business Technology Group has made large inroads into its costs through the rationalisation of development, operations and daily collection centres, as well as savings from our global sourcing initiative.

Reuters Operating Costs — Looking Ahead

     Looking ahead, let me remind you of the cost efficiencies we have yet to see coming through in our numbers. We have already flagged some £50 million of further savings in 2003 from previous transformation and headcount reduction initiatives, and we are on track to deliver these. We will see savings of about £20 million in the second half of this year and a further £80 million next year as a result of the actions taken recently to further reduce headcount. Our business transformation costs, previously estimated at £75 million this year, will come in closer to £50 million, and again fall sharply next year. You will see further benefits from the integration of Bridge, which is already ahead of plan and doing well.

     Bit by bit we are addressing the key drivers of our shared costs. These include, firstly, the complexity and diversity of product architectures which result in multiple systems, duplication and increased support burden. Secondly, the number of products in the field, which impacts development, infrastructure and support costs. Thirdly, the number and relative cost of development locations. We have too many and too many in expensive places. In summary, we have made a lot of progress on cost efficiencies but there is still much to do.

Other Factors — Impact On Reuters

     I could talk for England on the topics on this slide but I will keep it fairly brief. I have added this slide because I know that a fair amount of attention is being paid to these issues at present and I could go into a lot of detail. Suffice it to say that none of these factors will have a material effect on Reuters this year. On exchange rates the reasons are simple. Although 40% of our revenues in Reuters are US dollar based — hence the 2% expected decline or impact there — our profits are much more skewed towards the euro, which has strengthened in recent weeks, so we do not expect an impact on profits. We avoid the FRS17 problem because our principal UK pension scheme, set up over 100 years ago, is, quite unusually, a defined contribution plan. I would be happy to take questions on any of this at the end.

Instinet — Financial Performance

     I will move on and talk about Instinet. Mark Nienstedt and Jean-Marc Bouhelier did a thorough job of explaining the Instinet results in their conference call last night so I will not dwell on these numbers too long. Revenue declined 38% compared to a particularly strong first quarter [correction: should have referred to strong first half] last year. Trading volumes, market share and average pricing are all down from a year ago. Clearly we would expect to see the weaker dollar having an impact on these numbers in the second half, but as we give no forecast for Instinet revenue I have not tried to estimate what this might be.

     On the cost side of the equation, Mark and his team have been taking action on a continuous basis for some months, and as a result Instinet’s annualised fixed cost base in Quarter 2 is down by £158 million, some $228 million, from the run rate of a year ago. As you can see on this slide, costs in the first half were down 18%. One of the consequences of this level of attention to cost reduction has been the incurrence of large restructuring charges. Included in the £56 million taken in the first half is an amount of £16 million related to the closure of the fixed income business. The net impact of this was a pre-tax loss at Instinet before amortisation and net losses of investments of £57 million.

Instinet Q2 Highlights

     On this slide I have selected the key highlights of Instinet’s second quarter performance. Instinet has seen a substantial improvement in the share of Nasdaq trading volumes through the second quarter, up from 10.9% in March to 15.9% in June and beyond 18% in July. On a like for like basis, operating costs are down 23% mostly due — and this is where we show the real prime nature of the businesses we are in — to a 31% decrease in headcount. I think your book says 26%, and if we stay on this slide much longer we might pick up a little more! Finally, Instinet have made excellent progress in rolling out the new products and improved functionalities that have been a contributing factor to their recent volume and market share growth. In summary, Instinet has battled through the storm, and with the Island deal to come, is now in a much better position for the future.

Reuters Group — Financial Performance

     This slide shows the consolidated results for the Group. I have been through the main factors contributing to these numbers, but let me summarise by reminding you of the main things that have contributed to the declines in pre-tax profits from last year’s £227 million to this year’s loss of £10 million. These are, firstly, the £156 million of restructuring charges to be taken in the first half — £100 million of Reuters, £56 million of Instinet. Secondly, the £113 million fall in the profits of Instinet before charges. Thirdly, the offsetting effect of the £47 million, or 32%, increase in the operating profits of Reuters.

Reuters Group — Financial Performance (2)

     This slide picks up on the Group profits before tax from the previous slide and continues down through reported PBT. Amortisation charges for the Group increased to £65 million because of the acquisition of Bridge in Reuters and ProTrader in Instinet. We have taken some small further impairment provisions, mainly in Instinet — and remember that last year we enjoyed a £200 million gain as a result of the Instinet IPO. All this adds up to reported loss before tax for the Reuters Group of £88 million in the first half.

     Earnings per share adjusted for amortisation and losses on investments is a loss of 0.5p, and the unadjusted loss per share, not shown on the slide, is 5.2p.

Cash Flow Movement

     This chart shows the cash flow movement for the Group over the first half, split between Reuters and Instinet. Looking at Reuters first, we see cash conversion of 132% over the last 12 months, held by the timing of restructuring provisions and associated severance payments. A cash movement in the first six months in Reuters reflects, first, the benefits of tight management of capital expenditures which are £53 million and well below the depreciation charge of £90 million and is more than 50% down on £111 million we spent in the equivalent period last year.

     Secondly, timing differences and seasonal factors have caused a £60 million adverse movement in the working capital, which has had a negative impact on cash conversions in the first half. Most of these factors will revert in the second half but we anticipate that cash conversion for the full year 2002 will be somewhat less than 100%, as we will have incurred the cash costs of the severance provisions we made last. Those severance provisions last year caused our cash conversion to be over 100% — it was 118%, so there was something of a balancing factor there.

     Thirdly, we paid over £150 million to our shareholders in the form of dividends and share purchases this year. The share purchase is part of that, at £65 million. Instinet have also addressed capital expenditures as part of their cost reduction effort. Preliminary working capital in Instinet reflects counterparties’ settlement timing differences and seasonal payments such as annual bonuses. The Group’s net debt as at 30 June was £203 million.

Summary

     In summary: revenues have proved resilient in Reuters and have stabilised in Instinet. We have made significant progress in addressing the cost base in both companies. Our profits, as I have said, will not be materially affected by FRS17 and exchange rate exposures. We are investing selectively to improve products and services and grow new revenues and we are protecting the strong capital base of the company through strong cash conversion.

          Tom Glocer: Thank you, David, for that real time financial update. If I could move on here, I wanted to start by reminding you what we said in our October strategy presentation. We described then a five-year programme to reshape the business to deliver sustainable, double-digit earnings growth. The programme we described then consisted of two phases of approximately equal duration.

H1 Overview — Real Progress Despite Tough Markets

     The first phase — or ‘self help’ as we have called it — is all about transforming the business, making it more competitive, getting the cost base lower, getting the right product set and setting us up for growth in phase 2. We are now about six months into the first phase of this five-year plan. We still have a long way to go but I am pleased with the pace that we have been making.

     As you have seen, there are really three components to our phase 1 plan. David has already talked about cost savings; I am going to return briefly to the topic, to give you the three-year trend in the business. I am going to focus today on getting the right business mix at Reuters and getting the right products. On the products side, I shall describe three major initiatives which span our customer segments.

     In the financial services market, therefore, we are concentrating our efforts on the high tier users, who get value from a premium product and are willing to pay for it. Secondly, we are developing a new approach for the growing new tier segment of the market, based on a lower cost platform for Reuters. This is what we refer to as our Next Generation architecture. Thirdly, I want to give you more insight into how we can win the enterprise by selling customised solutions. That is the product side of the equation.

     For the business mix, I am focusing on two things: building our presence outside of the financial markets and sorting out the group portfolio to focus only on the biggest opportunities and exit those that we feel we cannot grow to scale. When these are put together — the emphasis on cost savings in the first phase, getting the right products in our financial services business and getting the right business mix overall in the Group portfolio — you achieve a winning, differentiated strategy.

     A couple of years ago, in February 2000, I was in the audience at a gathering like this — the annual results for Reuters — when Peter Job got up to say that we were launching the business transformation programme. We were going to spend a lot of money and he expected to save £150 million in 2002 and £150 million in 2003. I remember at the time that there were some comments about Reuters not being very good at cost savings, being a bit soft as an organisation and debate as to whether it could do that. The world has obviously moved on quite a lot from the ‘go-go’ February 2000 period but Reuters has done so as well and this slide illustrates that trend.

     This year, as David mentioned, we are going to reduce our costs by over £200 million and it is certainly a good sign that we are halfway there at the six-month mark. By lowering our overall cost base by about 7% we now expect to generate £335 million in cost savings next year. Again, as David said, we think there is scope to move even beyond this as we make a more efficient operation out of Reuters.

Right Products — Market Framework

     Before going into detail on our plans to get the right products, I want to spend a minute or two establishing an overall market framework. I see the market being divided into three principal bands: a premium tier, a middle tier and a lower tier. The premium tier is inhabited by the power users. These are active traders who work across time zones, require a full range of data and personalised applications and great service. This is where 3000 Xtra and BridgeStation compete directly with Bloomberg; also, where Dealing 3000 serves the needs of the high end FX trading market.

     The middle tier is interesting; this is where the action is going to move and it has already started. Our hugely successful Reuters Plus product in the US is an example of this sort of targeted, middle tier product and our new customer segments are now creating new products for specific user types on a lower cost, common platform across the segments. That is an important point and one that I shall return to. Moreover, because firms are simply no longer willing to pay for ‘one size fits all’ solutions, we should be able to pick off higher priced competitors with this new, next generation architecture and the products we release upon it.

     Finally, at the lower tier, this is made up today primarily of corporate users and retail investors. We have a product set here, called Reuters Investor, which links institutions with their retail investors; last year, it did about £30 million of revenue up from £11 million two years before. The really exciting thing here, however, which I will leave for another day to describe in detail, is the work we are now doing with Microsoft as an out-growth of the work we did with them on Instant Messaging, to develop a whole new generation of services based on web services models like their .Net initiative.

     The theme that I want to stress, that cuts across all three of the tiers, is the unique differentiation of Reuters, and that stems from our open technology, the integration that we achieve into the workflow of our clients, and our trusted content that is delivered in standardised formats that institutions can use across the enterprise, as opposed to just display on individual screens. Therefore, by teaming with Reuters, customers are increasingly finding that they can improve their internal efficiency and lower costs.

Right Products: Win the Premium Desktop

     Let me go into further detail about the two top bands — the Premium and the Mid Tier. I shall start at the Premium band where our priority is to protect and grow our share of the Premium Desktop. Today, I shall focus specifically on 3000 Xtra, where we are running two key initiatives.

     The first is to make Xtra the best value for power users and the second is to build user communities, and I shall come back to each of these.

     I am the first to admit that Xtra is not right for every single user just now. It is not right across all of our segments, it is not right for each market area in which we participate but it is a good product which is getting better and better, and we believe that it has a potential market of around 125,000 positions in total. Right now, a high priority for us is increasing the installation rate. At the end of the first half, we had sold about 67,000 units of 3000 Xtra and we had installed just about 44,000, so our sales:installations ratio, which we track closely, stood at 65% which was up from 50% at this point last year, and is on the way towards our year-end target of achieving a 75% ratio of installations:total sales

2002 Update

     Let me now tell you in detail about the two initiatives. First, making Xtra the best value for power users. The key for me here is all about personalisation of the desktop, personalisation via training, making it easier to find the content that we already possess at Reuters, and offering much better customer service. I have to tell you that I do not think we are there yet on customer service. We are finally measuring the right things, we have people in the right place. This is not rocket science. It is all about the attitude of the staff and about standardised processes and we are focusing on the right things but, quite honestly, we have some way to go.

     Where we are making good progress is on ease of use and personalisation. We are planning in the Fall to hold a product day where somebody more knowledgeable than me will come and talk and show you wide versions of the products. However, I thought I would show you now a glimpse of what we are working on and what we shall release over the summer.

Slide

     The first answers a common complaint that we have had, a complaint that I have personally had, which is it is hard to navigate around Reuters. Yes, when you personalise the interface for the particular work flow of a user, it is easy enough but, when it comes out of the box, how do I get to the data?

     What you see here is a very simple start-up menu. It has Reuters Group showing, you get a little graph of where trading is and to navigate you point and click. So if you want to find a full quote for dynamic time and sales, or what are the SWX warrants traded on Reuters, you just click and go right to a sheet. The same applies to our excellent news coverage, which is covered under a separate heading. We believe that it will make it that much easier to use the product, this and a group of other things we are doing to create a simpler, more menu-driven interface for Xtra.

     The second thing I want to show you is one of the work books that we are designing for specific user needs. The real value of Xtra does not come from just the out-of-the-box menu but the way in which we have the flexibility based on the open standards in the product to customise it to the particular work flow needs of the user.

     What we are showing is a set of work books that are set up for an equity analyst. Here you have a quote montage. This may be a little blurry but it contains a series of tech stocks — it looks unfortunately like my own personal portfolio — and here you see coming up in web HTML format background information on the company, relevant consensus estimates and the like. From easy-to-navigate tabs, you do not need to know how to find it or a complex code; you just point and click. What we are showing in the upper right-hand window is an exciting application called Unveil.

     We bought a little company a couple of years ago in the US. It is an expert shop that does data visualisation, and what you see here in static form, but it is really exciting when you see it live, is a fancy heat map portraying activity in Nasdaq level 2 trading in the US. You can visually see what the depth of book is on any particular stock in real time as it flows across the ticker. I shall not say more but we will show it to you in a live demonstration from somebody who can really run the product. However, tools like data visualisation, especially as fast-moving markets get more and more information or, for example, we begin to deliver services onto smaller mobile appliances like web phones, make a huge difference in terms of instantly being able to see where fast-moving markets go rather than trying to get more traditional tabular data.

     That is enough on the product part. I now want to shift over to talk briefly about building user communities, where we have two big themes, in particular in our Investment Banking & Brokerage and Asset Management segments. They are, first, trade management order routing tools and, secondly, Reuters Messaging. They are important because they are innovative and they are also important because trading and communications capabilities attract users in strong markets and make it much more difficult to switch in down markets.

     We are making very good progress now in incorporating trading tools into 3000 Xtra. BridgeStation has had them for its entire history, so we are incorporating Instinet connectivity as part of the programme of working more closely with Instinet, BridgeTrading tools of course, and now in Europe exchange connectivity from a company called ORC with which we have teamed up.

     In terms of Messaging which, as many of you know, is somewhat of a pet project for me, we are also making good progress. We set a very ambitious target at the beginning of the year of getting 175,000 registered users of Messaging. This is particular ambitious given the fact that we shall not have the ready-for-release code until the end of the summer. However, we just had a drop of the beta code from Microsoft which is very good. We have expanded the early access programme from 30 firms to 170 firms and, importantly, we are now very focused on the marketing and the adoption side here. We have just reached a strategic agreement with a company called MindAlign which had also seen the opportunity of offering into the financial services market a standard
IM-based platform.

     When they saw Reuters and Microsoft teaming up together they said ‘We will cede you this space, we will go to work on higher value collaboration tools on the top of it’, and so through that one relationship we will receive 60,000 users right over on to the Reuters Messaging platform, which will obviously help build the important liquidity we need to make this successful. I am particularly pleased about these two parts of the programme, Trading and Messaging, because they begin to fulfil a long-held vision we have had to make Xtra a full ‘view-and-do’ product and not just an information screen.

     I would like to shift now to speak about the middle tier where we see valuable growth opportunities. As I said earlier, we are targeting specific groups of users within the enterprise who are either currently badly served by the fragmented products they have, or who in fact are over-sold in terms of the products they use. To give you an example of a badly served market, in Asset Management you have private bankers who are trying to integrate client profile information that comes out of their contact management systems and portfolio holdings that come out of a portfolio management system with news and information that come from a number of market data vendors. We think we can do a lot better than that.

Right Products: Release New Products On Next Generation Architecture

     We are planning to release products for three specific user groups each development cycle, and we are beginning with the product we call Reuters Knowledge. It is coming out of the Investment Banking & Brokerage segment. Its target release is for the first quarter of 2003 and it is aimed at the corporate finance professional market. Out of our Asset Management segment we will be releasing in Quarter 2 a product called the Reuters Intelligent Advisor, which aims at solving some of those issues I referred to for advisors to people of high net worth; we then expect the third product of this cycle to be a European securities product which will be used to begin migrating users who are currently on a number of our domestic services to the new platform, as well as targeting new users. Altogether we think that these three products will produce about £100 million of new revenue in 2004.

Right Products: Release New Products On Next Generation Architecture

     I want to stay with this next generation architecture for a moment to make a few points. I draw a distinction between the architecture, which is just the container — the glue, the way to distribute the information and the way they integrate — and the products that we release on it. You see here a very simple web browser-based display. This happens to be an early mock-up we have running of Reuters Knowledge. You see Reuters Messaging running as a component in the corner, and the point I wish to make here is that it is a common platform to harness our global scale. In the old days for each new opportunity, be it in a geographic area or in a different product or market area, Reuters would have a whole separate platform, which makes no sense in terms of trying to gain the cost efficiencies and operating leverage in the business, and so all parts of Reuters will be releasing products on the common architecture.

     It is born of the investment spend that we made in the business transformation programme; some of you may remember that we used to call it internally Project Gazelle, so we take the Gazelle technologies, combine them with the technology we have acquired in the Bridge acquisition and brought them together for a best-of-breed platform. It is lowering our cost of development, it will speed time to market because it is relatively easy to reconfigure as a basic container, and it is flexible.

     It re-uses basic components like Reuters Messaging, which is just a component in the overall product, and that allows us to build our solutions business. Reuters is heading towards better marketing on a common platform to identify specific user groups, and take these different components and give them to you the way we think you want, and then to the extent you feel differently or have specific customised needs, you want perhaps to integrate information from within the firm, we will take the very same components, put them together with some custom applications and deliver it as part of our solutions business. In that way we manage to integrate both and leverage the cost efficiencies between the two parts of the business. Ultimately this allows us to deliver what the users will want in a format and on technological standards that the institutional gatekeepers at your firms will find very acceptable.

Right Products: Release New Products On Next Generation Architecture

     One other important piece I want to flag up is that in preparation for moving to this new product architecture we are taking steps now to simplify our existing product line. Some of you have asked me what we are stopping; ‘You are doing all these initiatives, will you ever make anything obsolete?’. Today we are sending out letters to clients informing them of just that. It may surprise you to know that we have well over 1,000 products within the Reuters family, and today we are informing clients that we will be withdrawing 50% of them from sale. We will be taking 25% of them and putting them into care and maintenance mode, which means they are still out there and you can add units but we will not be developing them further, and we will focus much more intensively on the remaining 250 strategic products that we have, including of course Xtra and BridgeStation and Reuters Plus and the European securities products.

     The good news is that we expect the effects on revenue to be minimal, and I will give you an example which has come out of our Investment Banking & Brokerage segment. They did a full analysis of their product offerings and determined that 80% of the products that they had in the field delivered less than £10 million of total revenue on an annual basis, and so there is considerable scope to withdraw products and migrate people to new products without significantly affecting the top line. We obviously expect that the operational benefits within Reuters and the customer benefits in terms of speeding time to market by developing on fewer platforms, and offering a better service because we have less spaghetti in the field will far outweigh the revenue effects.

Right products: win the enterprise: selling solutions

     I would now like to turn to our solutions business, which is the third element of the financial services strategy. I shall show you some research from our own Tower and Yankee Group. They did not do it for this presentation so I certainly believe these to be good numbers. For me this slide demonstrates that customer needs are driving spend into areas in which Reuters is strong and becoming stronger.

     We will not compete for all those big numbers that you see up on the slide; in fact if you look at the customer relationship management arrow at the bottom, we do not compete at all as we do not have a CRM product, although in our Solutions business we do partner well with Siebel systems and others to offer it integrated to suit client needs. However we do have interesting business in the other areas, and we have now reorganised our Solutions and Consulting business to focus on three principal areas: first, risk management where we have our Kondor+ and KVAR product suite. These are initiatives, for example, to help financial institutions implement Basle 2 accords.

     Secondly, trade management; I have talked already about how we are combining Bridge and Instinet product lines here. This is all about increasing trade efficiency; it is part of the STP story; it is all about capturing data and routing it more effectively to trading locations. The third and final area is content management and the desktop. That is an area where our trading room systems business, TIBCO and Triarch, has been active for a very long time. However we are now moving it beyond just the trading floor itself to link sales and the front office to trading to back office settlement.

     We have another interesting initiative in the research department where we are taking some of the content publishing technology that we are now rolling out within Reuters Editorial and making it available to many of the large firms, which are big publishers of research. Many of you in this room also have demanding needs to link that content and not just to have it appear as isolated pieces of paper, so we see that as quite a promising area. Finally, I would flag here an outsourcing opportunity, not for the entire $10 billion you see on the slide — we are not seeking to be EDS — but increasingly, we are seeing demands in our business for this, requests for proposals, pleas for Reuters to do more of this. We seem to have an addressable market of around $2 to $4 billion total that we are competing for now. There are a couple of big opportunities in this area about which we are quite optimistic.

Right Products — Win The Enterprise: Selling Solutions

     The bespoke nature of the solutions business means that it is sometimes difficult to understand; it is difficult for me to convey, so I will give you some real world specifics about a couple of situations which might bring alive the reasons we think it is an important part of the business. We are using actual dollar amounts, so I cannot reveal names of the clients but each is an opportunity that has arisen in the last year or so and is installed and working. For instance, in the example on the left, for a major buy side institution, we sold about $1.6 million in Kondor+ and TIBCO licences, $250,000 in maintenance, consulting revenues of $600,000 and importantly, $2.1 million in recurring annual Xtra subscription fees. The point to make here is that the solutions business pulls through recurring revenue as well, both in terms of subscriptions to information services and in maintenance fees, which are recurring annual charges.

     The overall point here is that again, we are not trying to be an all-encompassing consulting business like Cap Gemini. We want to take advantage of the natural orders advantages, leverage the investment in components in our product line and then use that to grow the outright business as a whole, to pull through recurring revenues and to integrate into our customer workflow.

Right Business Mix — Building Our Presence Outside The Financial Markets

     I will turn now from the product side and talk about our business mix. My first topic is our ambitions outside of financial services. We have done a rigorous review of the businesses that were formerly under the Reuterspace umbrella. We have shut down a whole group of projects that look nice on PowerPoint but which were simply not getting an operating traction in the business. We have decided to focus on the three opportunities shown here: Media, Commodities & Energy and Research. Our aim is to bring these three to full scale and also to use them to enhance our business in financial services.

     We have appointed a new generation of managers, who have come from the industry with the relevant skill sets and know-how to lead these initiatives. In Media,

therefore, we have Rich Sabreen, who joined us earlier in the year, Tom Gros is leading our Commodities and Energy area and Chris Ahearn who has recently taken over Research as well as overall leadership for this segment. This is behind some of the organisational changes you may have heard about in our Corporates and Media segment overall.

     Today, I want to talk about Research, which is probably the largest growth opportunity for us and tell you something about what is to come here. We start with great assets in this area. First: the Reuters brand, which correlates well with the provision of research; trust in brand we believe to be an ever more important asset for us. We have an existing portfolio of research businesses — Tower Group, Yankee Group as well as others — and we are developing research for specific industry needs. We have the global scale in reach of Reuters, which helps not only in the electronic distribution of the research but in the sales effort on a global basis. We have Reuters Editorial and content creation groups, which can supplement the research content itself. We have Factiva, which is a wonderful platform for distributing a portion of the research as well as an entry into corporates.

     Then we have Instinet, which is a channel into financial services but, more importantly, is a payment mechanism for sales back into financial services because Instinet can ‘soft dollar’ the research. We can come up with the world’s best research businesses but if we try to sell them into the institutional buy side, at some stage we will reach resistance — especially in the US market — because people do not like to pay cash for these things; they would rather direct order flow. We are quite happy to do that because they can direct order flow to Instinet. Instinet will pay us the list price for the research service itself and we monetise it a second time via increased trading flow and liquidity into Instinet. That is another reason Instinet is an important part of our overall group portfolio.

     We will be looking to supplement these assets with targeted acquisitions, particularly in contents fill-in areas for specific industry verticals. Together, we should be able to grow these businesses to the scale of several hundred million dollars over the next few years.

     I move now to complete the story on the business mix at Reuters, by saying a little about the portfolio. As I have said, our plan is very simple: we are going to focus on these four large opportunities and make sure that we extract the synergies, add management value to them and get rid of things that get in the way, things that are management distractions or simply cannot be grown to scale. On Instinet, I do not need to add much to what David has said. I am pleased with the amount of work we have done and we have put them now back on track, well positioned in front of the introduction of Super Montage.

     On TIBCO, I would just mention that they have been affected by the general downdraft in IT spending in the US, though interestingly, through the Reuters solutions business, they have sold more. We are in effect their exclusive agent for sale of TIBCO technology into financial services and we have sold more in the first half than ever before, despite the general negative environment. They are working hard on their cost base — that is behind the restructuring charges referred to by David — and I was pleased to see a recent Gartner research report (not a research company that we own) which highlighted TIBCO as being the most innovative provider in their segment; so their technology is still good. They are working on the cost base and we are working very closely with them for sale into the financial services markets.

     On Radianz, David already mentioned that migration of Reuters customer connections is going well. In addition, Radianz is an important part of our solutions business. What we can offer as part of these large outsourcing opportunities is not only to provide the network connections but also to provide hosting of the online portion, since most of these larger opportunities include some level of online service. Whether it is the retail portion that reaches out from a broker to its retail clients or a portal for the institutional world, Radianz can host and co-locate at the network hub, which is an advantage for Reuters in bidding on these larger opportunities.

     Finally, Radianz is becoming the financial services ‘extranet’. They had a competitor in Global Crossing; they have a lesser competitor there now, for obvious reasons. Therefore, we are encouraged, even though this is clearly in loss making mode now, to feel that we are building a valuable business there. Lastly, Factiva is a very good product, a profitable business and a useful channel for us into corporates.

     I want now to summarise where we stand in our business transformation processes, as I come to and end of this presentation — you will be happy to hear! In preparation for today I went back through the last couple of presentations that we gave and tried to pick out all the things that we had promised you. I thought that now that we are about a fifth of the way through our self-help phase, it would be useful if I gave you what amounts to a subjective and personal market to market of how we are doing against them. I am only going to pick up a few of them; you can ask me about the others or other things in question time if I have left some out.

     On the cost savings I have given us three-quarters credit on the back of the large amounts coming out this year and next. On Bridge integration I have given us half credit; we are £11 million ahead of our own integration plan. I could give us more credit; it is going very well but until we actually deliver the new next generation architecture bringing the two together, and until we finish consolidating our service centres on the more efficient St Louis campus we have acquired, I will leave this one at a half.

     I have already mentioned that customer service is not nearly where I want it to be. I have given us an eighth to recognise that we have the right focus, we are measuring the right things, we have people in jobs, but we have a long way to go here. On competitive position I think we are improving; I have given us a quarter of a point. I am more optimistic than that but the new release of products in the mid-year will be important as milestones here. Finally, in terms of building a presence outside the financial markets, we have made a start and it is just that. We have a nice selection of assets, we will fill in with some others, but this remains very much a business to grow on this start as opposed to a delivered plan against our strategy. Going forward I plan to bring this chart back with me and give you updates as we go forward.

Outlook for Reuters

     I want to conclude by giving you our outlook for the remainder of this year. On the recurring revenue side I can confirm our guidance for the second half, a 5-6% decline in our underlying recurring revenues. We are more confident in that on the back of our performance in the first half, which fell within the 2-3% band. In actual terms, with the inclusion of the Bridge revenues, we will be up year on year. In terms of outright revenue, David has already flagged this is likely to be around 2001 levels. We have a strong pipeline but we are seeing that sales are not converting quite as quickly into revenues, and that is particularly true in the US.

     In terms of operating margin, we are on track to deliver 12% this year on a pre-charge basis. We anticipate making further margin improvement next year beyond that and, assuming a market recovery, we have kept our margin ambitions at 17-20%. We have been quite consistent in caveating that this will not be achieved by cost cutting alone but we think we have the firm plans in place that, as the market recovers, we will have the right products to boost our revenues going forward.

     Finally, when we look out at the markets we serve we see that market conditions are likely to remain tough through the end of the year. I do not see any particular green shoots of spring in the financial services market certainly this year. We are not relying on a short-term recovery for purposes of achieving our targets but we are taking the tough actions in the business to continue our margin improvement, to improve our competitive position and to improve our operational gearing, with the goal that, when the markets do return to growth, you see the benefits pull down to the bottom line of Reuters as a result.

     Thank you. David and I will be happy to take questions now.

Q & A Session

          Colin Tennant (Lehman Brothers): I have a couple of questions. Firstly, on the revenue outlook. You have given us guidance for the rest of this year, which is very helpful. I wondered what your visibility is in 2003 in terms of time. Do you have an idea of the first quarter or even the first half and how that might shape up?

     The other question is on the cost savings. You have given us the figure of £335 million as the total. In terms of drop through to the bottom line, is that still all coming or are you seeing in all these projects that some of that may be going into the investment programme?

          David Grigson: First, 2003. It is too early to give specific guidance. Generally speaking we have said that the visibility becomes good once you move into a six-month horizon and then gets a little blurred beyond that. Clearly at an interim stage it is a little premature to jump into 2003, so we have held back on giving revenue guidance. It is something we will feel comfortable with in our third quarter statement in October.

     On the cost side, I made specific mention of the fact that we are spending more in the first half on the things that Tom was talking about. I also made the point that our total R&D budget has remained pretty well the same year on year. That is a question of just substituting and moving investments in places that we could have cut back on and putting that investment back into the things that matter, and I do not see that changing into the next year or so.

          Paul Sullivan (Merrill Lynch): Just a couple of questions. Could you review in a little more detail the performance of the information products by tier in the light of the decline we see, where you are losing market share and where you are seeing pricing pressure and how that has changed over the last six months, especially perhaps with new contract renewals.

     Secondly, with respect to new contracts going forward, to what extent are you prepared to sacrifice short-term margin, and perhaps more importantly cash flow, in order to regain market share.

          Tom Glocer: Good question. I will start with the last part. We are not prepared to sacrifice margin; there is always plenty of business that we could pick up if all we cared about is share. Our experience over many years has been that it is tough to do; it is particularly tough if you are the sales manager involved on a particular situation — you hate to see the loss. We have seen generation after generation of people in this business go out of business totally: ADP, Quotron, Telerate. It is a long list and Bridge’s moving into bankruptcy was also caused in part by that. We would rather take a longer term perspective in terms of building a profitable revenue base than cut into a loss position or a lower margin to get that business. That does not mean that we do not compete very aggressively; we do, and we have formalised discount arrangements through our Focus Account programme. For example, Merrill Lynch is a very large Reuters customer and benefits from volume discounts and is encouraged to spend more.

     In terms of the first part of your question, which was reviewing our performance by tier, the numbers that David went through highlighted a 1% decline in revenue at the upper tier, so we are keeping that revenue. Interestingly, we are seeing a lot of cancellations in domestic services; a lot of brokers are pulling back. You do not need as many people if nobody is trading. The other day I noticed that Fleet had shut down Roberts & Stephens, which is one of the great names in technology banking from the 1980s. We have those effects flow through our numbers.

     In terms of pricing pressure, that is really covered under the first answer. Whenever you are in a down market, people will price more aggressively but we are holding our own there.

          Patrick Kirby (Deutsche Bank): I have a couple of financial questions. Could you just explain why the business transformation costs are coming in lower than you originally flagged by about £15 million or so? Is that to do with the discontinuation of products that you mentioned? Secondly, depreciation has been falling for the last few years and I see that for the core Reuters business it is down about 10% for the first half. Bearing in mind capex plans going forward, could you talk about whether those absolute falls in depreciation are sustainable or for how long they are sustainable?

          David Grigson: On the business transformation programme, I said that our costs we expected to be at £75 million coming down to around £60 million, the latest forecast for this year. It is nothing particularly to do with product rationalisation, just everything to do with looking hard at the programmes, trying to get more bangs for the bucks that we are spending and trying to spend fewer bucks at the same time. The biggest ones in there are things like the finance transformation programme. We have been constantly looking at better ways to get the programme done and spend less money, and that is a recurring theme across all those programmes.

     As regards depreciation, we have said for some time that we expect our depreciation charge and indeed our capital expenditure charges to nudge down, and you have seen quite a big nudge in the first half. That is partly because last year we were spending money on fitting out our Times Square office in New York and that has not repeated itself. However, the general trend is downward in capex if we take a two- to three-year view. Again, the only caveat I would put around that is that, in the event that we move towards more outsourcing contracts and have to build different infrastructures to do that, that may have a different effect. However, as far as the business is now and looking forward, the capex trends are downwards.

          Andrew Gordon-Brown (JP Morgan): I have three quick questions. The last time we met, you said you expected the trough in the recurring revenue for Reuters to beat Q4. Can you comment on whether you stand by that? Secondly, on the Group tax rate, I am a little puzzled in that you mentioned a similar normalised tax rate for the Group to last year. If Instinet is making no money, could you give some clarity on that as I am confused — as you can see!

     Finally, my last question is on market recovery. You must have made some revenue assumptions about a 17% to 20% margin target. What are you expecting revenue to grow at in order to achieve that?

          Tom Glocer: You take the tax and I shall take the Q4 trough and revenues. The answer is, yes, we have made assumptions but they are out there in later years. They are based very much on the plan we have across the tiers but, just as we are not giving clarity yet even on 2003 revenues, you can work it out backwards to solve for what sort of revenue growth you need assuming those sort of margins. It is low single numbers that will solve for it but I am the wrong person to be giving you a lesson in arithmetic. I am not making a forecast about the revenue itself.

     As regards the trough in Q4 or not, I believe that we shall continue to see more job trimming being done in the large institutions. There is another wave that we have certainly factored into our assumptions. What we have tried to do all along is not be hostage to fortune as to calling a recovery in any particular quarter. We took aggressive cost action last year to set us up for the 12% margin this year. Last month, we came out with the plan to reduce a further 650 at the senior and middle tier at Reuters, which would also set ourselves up for further margin improvement in 2003 so that we would not be hostage to fortune in terms of needing to have a market recovery to get us there. That is my institutional view.

     If you ask my personal view, I believe that things will begin turning up in to next year but there I begin to get ahead of our corporate position, so I shall leave it at that.

          David Grigson: The tax rate I was referring to was specifically the Reuters side of the business. Mark Nienstedt used that with the answer to the first question on his conference call yesterday to give some estimate of the Instinet tax rate. You are absolutely right, it all depends on where the profits are in that business for the second half of the year, the mix between US and international.

     I was talking specifically about the Reuters part of the business where the tax rate was 25% last year and it was 34% in the first half. I was just trying to say that 34% is not the rate for the full year; it will come down closer to that 25%. However, I do not want to be too precise about whether it will be 25%, 26% or 27% but it will be in that sort of range.

          John Clarke (Brewin Dolphin): I apologise if you are going over ground that was covered in the conference call at Instinet but probably not everyone in this room listened into that. Could you expand on the situation with the growth of SuperMontage, the sea changes that appear to have taken place in that market? While I appreciate that your market share has gone up, perhaps you can give us some comfort factors, if any, on how you see this situation?

     Secondly, do you find within your core business that you are getting more competition almost internally within the banks? Are you talking about being almost a duopoly with Bloomberg now?

          Tom Glocer: I shall tackle your second question first. We are seeing less competition now internally. A lot of financial institutions are beginning to question why they need 4,000 or 5,000 people on their IT staff. Without a doubt, it makes sense to support the proprietary trading desk to have a couple of hundred well-focused coders who are working on algorithms that you believe will give you competitive advantage. However, why run at too low a scale a more generalised information and trading connectivity business?

     One of the reasons why we are quite optimistic about our opportunities in outsourcing is precisely because we are now in the strategic dialogue with many of our biggest Focus Group accounts who want to make big step changes in their cost structure, not just let us take out a bunch of traders and a bunch of screens. They will continue to do that where they can but why not go for a larger prize, and that is a positive development for us.

     On Instinet, I could probably go in a number of directions here. The important thing for us is that we had a very specific plan about what we wanted to do at Instinet, which we have been talking about since the beginning of the year. First, we want to get the right management in place. Secondly, we need to address the issue of shrinking liquidity in the Nasdaq market. Thirdly, we need to get the cost structure into the right shape to allow for the marketing steps, i.e. the pricing moves that are addressing the liquidity. Fourthly, we need to roll out new product and new technology. Fifthly, we need to work more closely with Reuters for mutual advantage and, sixthly, which I had to refer to in the process as being the role that Instinet would play in market consolidation. Now we can speak more openly about the Island combination. We believe that all those together put Instinet in a better competitive position than it was when its share was down at 10% and people were complaining about the slow technology, which was really never that slow, or what the management challenge was at Instinet.

     Vis-à-vis SuperMontage in particular, the only thing I can give you by way of new news is that Nasdaq has now acknowledged that it is not going to come out when originally scheduled for a variety of reasons. I would expect that it will have some effect on liquidity but we believe we now have a nice base and putting the two companies together, Instinet will not go away.

          John Clarke: Question. [asked for confirmation that the Nasdaq market share figures given related to Instinet’s market share rather than a combined Instinet/Island market share.)]

          Tom Glocer: That is correct. The share gain has gone up steadily in the first half and 18% to 19% is what it has been averaging in the first few weeks of July. The quarterly number we are using is 15.9% blended for the quarter to 30 June [correction: 15.9% was June number; quarterly number was 13.9%]. By the way, in case anyone is really interested, you can go to the Instinet website and they release on a weekly basis their market share, so that information is readily available.

          Mike Picken (CSFB): I have two questions, but they are fairly brief; first, I wonder if you could expand a little on the way you have defined your revenues? You have given us today a three-tier market framework. Can you reconcile that with the way you produce your figures in terms of high tier and premium, because you say that the premium market is maybe 125,000 and yet your high tier customers are 150,000 at the moment? So is it shrinking, or is there true growth in that market? Perhaps you could expand on that.

     Secondly, I would like to pull you into talking a little more about the cost base. Both of you talked quite clearly as if this £335 million is not the end of the picture, so perhaps you could take us over the next one or two years to see what a figure might look like, given that you will be losing potentially half of your products, and given that you are looking now at streamlining even further? Is there another £100 million or so that you can talk about — or not?

          David Grigson: There is one missing component from the cost base equation, which is that the numbers you looked at on the slide that Tom showed, with £205 million of cost savings this year and £335 million next, do not include the reduction in the business transformation costs from this year to next year as well, and I have said that they will be coming down sharply. That is something that you can add on top.

     More generally, pressure on costs and looking at the efficiency of the business as we move towards common architectures, as we rationalise the product range, we will see continuous downward momentum there. The other side of the equation is investment in new opportunities, and clearly there is some level of balancing between those two.

     I do not think it is right to try and predict what that £335 million might look like in 2004 or beyond, other than to say it is clearly consistent with our margin objectives, that we continue to get efficiency out of this business. Tom has talked about the first phase of our transformation programme being very much driven by margin-enhanced earnings growth, and for that to happen clearly in the absence of any market recovery then we have to continue to see good efficiency in the business. The actions we are taking are there, the fundamentals are being addressed, the opportunities are there — but it is too early to be precise about the financial outcome.

          Tom Glocer: In terms of the first part of your question, the 125,000 number I cited as our estimate is not for the premium tier as a whole, but what we think Xtra itself can do. In our actual number if you add things like 40,000 units of BridgeStation, our Dealing 3000 terminals which stand at around 18,000, we have something like 120,000 licences of Kobra, which is the container which sits behind Xtra, and there is an allocation of a certain number of the information accesses feeding Kobra. If you want a closer tie-in we can give you that off-line, but there is more going on. The premium tier is larger in total than just the 125,000.

          Vighnesh Padiachy (Goldman Sachs): I have three quick questions; first to Tom, there have been some management changes and I wonder if you could talk about how you see the structure of the Group going, whether you are happy with what is going on, and is this fine-tuning or are you running into teething problems where you need to think differently about the regions and the silos? The second question is for David: in the cash flow statement, where is the share repurchase that you did in the consolidated cash flow? It is difficult to see in which line item that appears. Also is there more to come in the second half? The third question is on communication costs, which are up 33%. Is that Bridge? What has driven that in the first half?

          Tom Glocer: I will try to give you a quick answer to your first question and then turn over to David. I think of it more as fine-tuning. We think we can run more efficiently on three time zones than five so we have combined Japan and Asia Pacific into a single management, and it is not just the person at the top it cascades down, one HR head rather than two, one legal body instead of two or three or whatever. Similarly changes in particular that I went through in the Corporates & Media segment, where we think we can do without one extra layer and the goal posts are performance management and clear accountability, so we know who is doing what and being as efficient as we can.

          David Grigson: Quick answers to the other two; I am looking at my slides in the presentation. I will not answer to what was in the release because I do not have a recollection of that, but in the presentation there is a line which shows dividends and share re-purchase as £151 million, £65 million of that - it is not clear where it is in the detail of the release and I will take that off-line. On communications costs in the first half we are seeing a number of effects. There is a little bit of a bulge because the Radianz migration is on-going and there are some costs associated with that. We are seeing some of the Bridge effects, clearly, because of the impact of taking on the Savvis contract there, and there is an underlying theme in our communications costs, which is just a never-ending stream of increased volume going through our pipes, and that is putting a little bit of upward pressure on our communications costs generally. We do not see that bit changing too much. Radianz over time will help us to bring some level of mitigation against that, as will the eventual rolling-out and ending of the Savvis contract.

          Michael Nathanson (Sanford C Bernstein): I know you are running out of time so I will be quick. One of the things, Tom, that surprises me is that customer service is only one-eighth checked off. That was one of the complaints back in the States. What is the cost for you of improving customer service? Is there any added cost of bringing it up to speed, and what do you think would be the benefit of bringing customer service up to where it should be?

          Tom Glocer: There is obviously a cost. One of the things we are doing is that while we go towards reducing overall headcount we have been adding trainers, because one of the key issues is getting more people out to train users in using the systems, so we have been adding something like 25 training heads a quarter and intend to continue doing this, so there is obviously a cost against that. It is one of the most important things, so if you want to talk about direct competition in the premium tier I believe it is something that Bloomberg does very well, and is something that Reuters has done on a global basis relatively less well. That is more important than a lot of the other issues, and so I am a bit of a tough grader on that. I could give us more credit for having a good start but until I see it flowing through in the customer satisfaction indices, and ultimately in revenues — because the two correlate — I will not give us more credit. However I have absolutely no doubt of the ROI on that.

          Mark Braley (Cazenove): I have a question on the operational gearing. You have revenues in the first half of about £1.5 billion, which is down to 3% underlying so an absolute change of £45 million. On slide 13 you give a figure for the operational gearing effect within the cost base of £7 million, so that is putting the variable costs as a percentage of revenues in the 15% to 20% range. Is that a sensible assumption to use in modelling?

          David Grigson: That is a perfectly sensible assumption to use. As I said it is mainly because of direct recoveries on which we make little margin. When you take the excesses off you lose that revenue but you also lose the cost virtually pound for pound. 15% to 20% is a good working assumption for Reuters.

          Meg Geldens (Investec): I want to make sure I understand what is happening to the underlying revenue trends. Looking back to the statement you can see the number of accesses declined 8-10%, the high/mid/low tier. You have offset that with pricing increasing or upgrades, and I can see that in the Treasury area you have mitigated to –1% by upgrading everyone by giving them 3000 Xtra, which gives them an information product. What have you done in the other segments because in Investment Banking & Brokerage you are still down 10%? Was there no price increase in Investment Banking & Brokerage? Is that the right conclusion on that or are there upgrades going on in those other segments as well?

     Secondly, are we going to see accesses decline because of the product rationalisation you are going to be doing going forward? Are we all going to see high declines in the number of accesses yet not as high declining revenue because you are sticking with the more expensive product? What will be the effect of the product rationalisation?

          Tom Glocer: I will take the second part of your question first, Meg. We will do the wrong thing ultimately if we do not give up some accesses, some revenue. One of the things that has kept Reuters in the past from making enough progress to go out and obsolete the product line, which ties into Michael’s question about how you fix service. One of the ways you fix service is by not having 1,000 plus different products out there which adds complexity to the service organisation, to the installations, everything. We will see some loss of accesses, a lesser reduction in revenue, but overall, certainly at the bottom line, if anything a positive impact. We will obviously go out and try to migrate people to the better new products coming out on the next generation architecture.

     In terms of your first question, which is about whether we are seeing relative price movements or access movements in the other segments, Investment Banking & Brokerate is not a particularly fertile patch at the moment. There are a couple of bigger things in the works which are quite positive, but I do not think it is an environment either to significantly raise price, move people up the price curve or to sell a lot of new accesses. I think this will remain the story for the 12 months to come. It is really a story of efficiency, kick out higher price competitors, consolidate spend that maybe divided among a whole bunch of different domestic players. That is the theme we are pursuing.

          Patrick Wellington (CitiGroup): I have another question about install rates on Series 3000 Xtra. You have sold 4000 in the second quarter and installed 5000, so you now have a 23,000 backlog; the backlog was 20,000 at the beginning of the year. The question is: how safe is the backlog in this sort of environment? Does it sit there waiting for you to arrive, and what are you doing to overcome this perennial installation problem?

          Tom Glocer: As we have talked about it before, some of it derives from the strategy of selling Xtra which is, for example, to go to the CitiGroups first — the larger Focus Accounts — and do bigger deals. Therefore, we are caught in the technology rollout strategies of the institution. At Citi, for example, if you are not planning to upgrade desktops to Windows XP until x date, that will mean we need to wait until you do a single rollout. That will mean we need to wait until you do a single rollout, and that has been some of the issue. In Europe, and in particular in smaller institutions where we sell five Xtras, they go in quite quickly, they go in well. We have a real focus on the installation of 3000 Xtra; I think you will see that pace continue to pick up. It is not rocket science.

     In terms of the risk factor you mentioned, in the end these are all accesses that people have signed binding legal contracts for, and nobody goes out and says, I’ll take it out of the catalogue and are surprised when the thing arrives. There are a number of issues associated with getting the things installed, which we want to do as fast as we can for revenue reasons. I do not think these are decisions taken lightly by large firms because they are contractually on the hook for Xtra, and more than anything we plan to make it a really desirable product, which it is increasingly becoming, but there is work to do in some segments.

          Mike Hilton (UBS Warburg): Coming back to the accesses, you lost about 50,000 accesses in the first half. Can you break that down between Q1 and Q2, and is it possible to have some idea of accesses at the year end? Within your revenue assumptions you must have an idea of access; could you share that with us?

          David Grigson: The rate of decline in accesses has fallen a little from Q1 to Q2 but I don’t have the numbers in the front of my mind. The mix of access and price and upgrade benefits through price will not change dramatically in the second half. Insofar as you see a greater rate of revenue decline on our recurring revenue from that 2.3% or 2.7% is somewhere around 5% or 6%, and you should see a further fall in accesses and of a further amount than that.

     Thank you all.

     [Ends]

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Interim Report 2002

REUTERS GROUP PLC

Contents
01  Summary of results
02  From the Chief Executive
05  Consolidated profit and loss account
05  Consolidated statement of total recognised gains
      and losses
06  Consolidated cash flow statement
07  Reconciliation of net cash flow to movement
      in debt
07  Net cash outflow from operating activities
08  Consolidated balance sheet

08  Reconciliation of movements in
      shareholders’ funds
09  Notes to the unaudited interim results
11  Summary of financial results in US
      dollars
12  Revenue analysis
13  Costs and results analysis
14  Financial ratios
14  Business statistics
15  Forward-looking statements
16  Where to find us

This interim report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. For further details see ‘Forward-looking statements’ on page 15.

Reuters Group PLC	Interim Report 2002	01

SUMMARY OF RESULTS

The following is a summary of the unaudited results of Reuters Group for the six months to 30 June 2002, presented in the format which reflects the manner in which the Group is managed.

			Six months to 30 June			% Change	Year to 31 December

	2002 £m		2001 £m		Actual	Underlying	2001 £m

Reuters Group
Reuters	1,542		1,463		5%	(3%)	3,042
Instinet	301		482		(38%)	(40%)	854
Revenue*	1,838		1,940		(5%)	(12%)	3,885

Reuters	195		148		32%)	35%)	304
Instinet	(5)		108		(105%)	(101%)	178
Operating profit before restructuring and amortisation	190		256		(26%)	(22%)	482

Restructuring costs	(156)		—					(99)
Operating profit before amortisation	34)		256		(87%)	(83%)	383
Affiliates/investment income	(30)			(25)				(70)
Net interest payable	(14)			(4)				(9)

(Loss)/profit before taxation, amortisation and (losses)/gains on investments	(10)		227		(105%)	(100%)	304
Amortisation – subsidiaries	(59)			(34)				(81)
– affiliates	(6)			(6)				(12)
Net (losses)/gains on investments	(13)		170					(53)

(Loss)/profit on ordinary activities before taxation	(88)		357		(125%)	(122%)	158

(Loss)/earnings per ordinary share before amortisation and (losses)/gains on investments	(0.5	p)	10.4	p			13.6	p
Basic (loss)/earnings per ordinary share	(5.2	p)	19.1	p			3.3	p
(Loss)/earnings per ADS (US$1.53 = £1)	($0.48)		$ 1.75				$ 0.30
Dividend per ordinary share	3.85	p	3.85	p	0%		10.0	p

Reuters
Revenue	1,542		1,463		5%	(3%)	3,042
Operating profit before restructuring and amortisation	195		148		32%	35%	304
Restructuring costs	(100)		—					(82)

Operating profit before amortisation	95		148		(36%)	(32%)	222
Affiliates/investment income	(30)			(25)				(70)
Net interest payable	(18)			(11)				(24)

Profit before taxation, amortisation and (losses)/gains on investments	47		112		(59%)	(54%)	128
Earnings per ordinary share before amortisation and (losses)/gains on investments	2.2	p	6.4	p			6.8	p
Dividend per ordinary share	3.85	p	3.85	p	0%		10.0	p

*Net of intra-group revenue

Notes:

Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review, stated at comparable exchange rates.

As used in this report, ‘Group’ and ‘Reuters Group’ refers to Reuters Group PLC and its subsidiaries including Instinet. ‘Reuters’ refers to Reuters Group excluding Instinet.

02	Reuters Group PLC	Interim Report 2002

FROM THE CHIEF EXECUTIVE

Tom Glocer

In October 2001 we announced a five-year strategy to reshape Reuters business to deliver sustainable, double-digit earnings growth. We said then that the first phase would focus on earnings growth from margin improvement.

Six months into this five-year plan, we are hard at work transforming Reuters. We continue to have much work to do, but are pleased with our progress in challenging trading conditions. We have limited the underlying decline in our revenues, delivered on core margin improvement through significant cost reductions and are ahead of plan with the integration of Bridge.

At Instinet we have taken decisive action to put in place a new management team and support them in aggressively growing their share of Nasdaq trading, reducing their cost base and delivering new products. In addition, with the pending acquisition of Island ECN, we believe that Instinet will be well positioned for success in the evolving global equity markets.

The combination of a steep revenue decline at Instinet and large restructuring charges across the Group has resulted in a pre-tax loss for the first six months. Nevertheless, the core Reuters business has performed resiliently.

We expect market conditions to remain challenging, but we are taking the tough actions needed to protect our franchise, improve our competitiveness and position us for profitable growth when markets recover. We have a strong balance sheet, good cash conversion, a powerful brand and talented staff guided by a tradition of robust corporate governance. I am confident that these strengths, supported by our ongoing transformation programme, will translate into financial success as we progress with our five-year plan.

FINANCIALS
Reuters Group

Reuters Group revenue for the six months to 30 June 2002 declined to £1,838 million (2001: £1,940 million) reflecting a sharp fall-off in revenues at Instinet and weak trading conditions in the financial markets generally. Underlying Reuters Group revenue, which excludes exchange rate movements and the impact of acquisitions and disposals, declined by 12%, driven by a 40% reduction in revenue at Instinet.

Reuters Group operating profit before restructuring charges of £156 million and amortisation was £190 million (2001: £256 million).

Reuters Group reported a pre-tax loss of £88 million after taking into account restructuring charges, operating losses from affiliates and investment income (£30 million) and amortisation (£65 million). This compares to a pre-tax profit of £357 million in the first half of 2001, which included £200 million of profit from the IPO of Instinet.

Reuters Group loss per share, before amortisation and net losses on investments, was 0.5 pence (2001: earnings per share of 10.4 pence).

The interim dividend, maintained at 3.85 pence per share, is in line with Reuters Group dividend policy announced in October 2001, which aims to utilise earnings and cash flow from Reuters core business to support the payment and future growth of the dividend (see note 5 on page 10).

Reuters Group PLC	Interim Report 2002	03

At the end of June 2002, Reuters Group had net debt of £203 million, with Reuters carrying £820 million of net debt and Instinet holding £617 million of net cash.

Reuters

Revenue from the core Reuters business, which excludes Instinet, rose 5% to £1,542 million (2001: £1,463 million) reflecting the inclusion of Bridge. On an underlying basis, Reuters revenue declined 3% in the first half of the year.

Reuters operating profit rose 32% to £195 million (2001: £148 million) before a restructuring charge of £100 million and amortisation. Underlying growth was 35%, reflecting a greater reduction in costs than in underlying revenues. Operating margin for the first six months before restructuring charges increased to 12.6% from 10.2% for the same period last year.

Reuters profit before tax, amortisation and losses from investments was £47 million (2001: £112 million) and included losses from affiliates and investment income of £30 million (2001: £25 million). Affiliates’ losses included £21 million from TIBCO Software which also took a restructuring charge to trim costs in the face of weak demand.

Recurring revenue, which represents 91% of Reuters turnover, fell by 2.7% on an underlying basis in the first half of the year, in line with Reuters forecast of a 2% to 3% decline. Revenue from high tier products, including 3000 Xtra, was down just 1% with the beneficial pricing effect of upgrades offset by a reduction in the number of accesses due to cancellations. Outright revenue declined by 10% on an underlying basis as a result of a slowing in the conversion of sales prospects to revenues and a strong comparison period in the first half of 2001. Usage revenue nearly doubled over the period reflecting the inclusion of Bridge Trading, but declined by 4% on an underlying basis due to quiet foreign exchange markets.

Underlying operating costs were down 7% compared to the same period last year. The cost base significantly benefited from the various reduction programmes implemented over the last two years together with a more intense focus on operational efficiency. These reductions spanned a number of areas including lower business transformation costs, rationalisation of development, operations and data collection centres, savings from global sourcing initiatives and corporate support functions. Excluding Bridge, Reuters headcount has decreased by 1,658 (10%) since June 2001.

Customer segments

Revenue figures for the newly established customer segments were:

•	Treasury	£513 million (2001: £ 516 million)

•	Investment Banking and Brokerage	£447 million (2001: £ 405 million)

•	Asset Management	£349 million (2001: £ 309 million)

•	Corporates and Media	£233 million (2001: £ 233 million)

Treasury revenue declined 1% on both an underlying and actual basis. Stronger sales of information products were offset by weaker conversational dealing revenue, where accesses continued to decline as a result of banking consolidation and cost cutting. Outright revenue from trade and risk management solutions grew by 3% on an underlying basis. Usage revenue, which declined by 2%, was affected by a quiet period in the foreign exchange markets particularly during the first quarter.

Investment Banking and Brokerage revenue rose by 10%, driven by the inclusion of Bridge. On an underlying basis, Investment Banking and Brokerage revenue fell 10% due to downsizing and consolidation among customers as well as cutbacks and deferrals in IT investment. In this environment, with banks reluctant to commit to new projects, outright revenue declined by 33%.

Asset Management revenue rose 13%, reflecting the impact of the Bridge acquisition. Underlying recurring revenues were flat with modest growth in the Private Wealth Management sector offsetting cancellations from the Institutional Asset Management sector. As in Investment Banking and Brokerage, the sustained weakness of global equity markets has reduced levels of IT spend with the result that outright revenue was down 28% in the first half.

Corporates and Media revenue grew by 2% on an underlying basis but was flat on an actual basis, reflecting disposals last year. Underlying revenue from Commodities and Energy grew by 10% driven by strong solution sales, while the Research businesses saw revenue decline by 5%. The traditional media businesses (television, text, graphics and pictures) all showed good growth but these were more than offset by the decline in online media revenue resulting from the collapse of internet advertising.

Implementation of strategy

In October 2001, Reuters announced its strategy to reshape the business to achieve sustainable, double-digit earnings growth. In the initial phase of this five-year programme, Reuters aims to deliver margin-driven earnings growth from a reduction in costs and from tackling the fundamental issues in the business. This means delivering the right products and getting the right business mix. In the first half of 2002, Reuters has started to see the benefits of these measures coming through despite the challenging economic environment.

Cost saving programmes

In the first half of 2002, Reuters reduced its costs, excluding Bridge, by 7% (£106 million) primarily as a result of cost saving measures. Before further restructuring charges taken in 2002, Reuters operating margin improved to 12.6% (2001: 10.2%) in line with its 12% target for the full year.

Building upon the business transformation programme, Reuters initiated further cost saving measures in June which will eliminate 650 jobs by the end of the third quarter. This initiative recognised the need to reduce costs in 2003 to support further margin improvement in the absence of a market recovery. Reuters anticipates savings of £20 million in 2002 from these measures and approximately £100 million in 2003.

04	Reuters Group PLC	Interim Report 2002

FROM THE CHIEF EXECUTIVE
CONTINUED

Total annualised savings from actions initiated since 2000 are expected to amount to over £335 million in 2003.

Right products

Reuters continues to enhance its product portfolio. The company is taking a number of steps to improve the competitiveness of its premium products, including 3000 Xtra and BridgeStation, through personalisation of the user interface, additional content, investment in improved customer service and the inclusion of Reuters Messaging and trading functionality later this year.

Reuters expects to achieve good growth in the mid tier market where it is developing a number of products based on a new common technical architecture. These will offer targeted services to a wide range of users, lowering the total cost of ownership for Reuters customers and reducing the cost of delivery and support for Reuters. This new architecture will enable Reuters to migrate users to the new products and discontinue around half of its current range of over 1,000 products. This will reduce support costs and simplify and accelerate development and is expected only to have a minimal impact on revenue.

Right business mix

Reuters plans to increase its presence outside the financial markets by focusing on three scalable opportunities: Media, Commodities and Energy, and Research targeted at the corporate sector. Reuters expects to continue to dispose of businesses that cannot be grown to scale.

Instinet

Instinet’s revenue declined by 38% to £301 million (2001: £482 million) and by 40% on an underlying basis, reflecting the reduced level and changing nature of trading in the US Nasdaq market and heightened competition. Its operating loss, before restructuring and amortisation, was £5 million compared to a profit of £108 million for the first half of 2001.

With the active support of Reuters, Instinet executed a comprehensive restructuring plan in the first six months of 2002. As part of this plan, Instinet focused in the second quarter on growing its share of Nasdaq trading. This rose from an average of 11.0% in the first quarter of 2002 to 13.9% in the second quarter (Q2 2001: 15.3%) and increased to 15.9% in June.

Instinet also took decisive action to reduce costs. Its annualised fixed cost base in the second quarter of 2002 was 23% below the level for the corresponding quarter of 2001. Instinet expects to exceed its target of US$120 million (£78 million) in annual savings this year.

In June Instinet entered into a definitive agreement to acquire Island ECN in an all-stock transaction that is expected to deliver significant synergies from expanded liquidity and from cost savings in clearing, technology, facilities and administration. The transaction is expected to close during the second half of 2002. In connection with the acquisition, Instinet expects to pay a special dividend of US$1.00 per share to all its shareholders at a date prior to the closing. Reuters, which currently holds 83% of Instinet’s shares, would receive US$207 million.

Instinet also worked closely with Reuters during the first half to incorporate Instinet’s trading functionality within Reuters products and offer preferential ‘soft dollar’ services to mutual customers as part of both companies’ plans to work more closely together.

Prospects

As previously announced, Reuters expects underlying recurring revenue to decline in the second half of the year by 5% to 6%. For the year as a whole, recurring revenue is expected to rise, reflecting the inclusion of Bridge.

Reuters now expects revenues from the outright business to be around 2001 levels despite a strong sales pipeline. The conversion of these sales prospects to revenues has slowed as financial services firms continue to postpone IT investment, especially in the US.

Reuters incurred a restructuring charge of £100 million in the first half and expects to realise £20 million of additional savings this year. The company remains on track to achieve a core operating margin of 12% in 2002 before the £80 million net impact of this restructuring charge, and to improve margins beyond 12% in 2003. Reuters is committed to its longer-term margin target of 17% to 20% although this remains dependent upon market recovery.

Tom Glocer
23 July 2002

Reuters Group PLC	Interim Report 2002	05

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS TO 30 JUNE 2002 (UNAUDITED)

Six months to 30 June	Year to 31 December

2002 £m	2001 £m	2001 £m

Gross revenue	1,889	1,991	3,990
Less share of joint ventures revenue	(51)	(51)	(105)

Group revenue	1,838	1,940	3,885
Operating costs	(1,863)	(1,718)	(3,583)

Operating (loss)/profit	(25)	222	302
Share of operating losses of joint ventures	(18)	(15)	(46)
Impairment of investments in joint ventures	—	—	(16)
Share of operating losses of associates	(19)	(19)	(39)
Impairment of investment in associate	—	—	(26)
Profit on disposal of subsidiary undertakings	—	200	216
Profit on disposal of fixed assets/investments	5	30	18
Amounts written off fixed asset investments	(18)	(60)	(245)
Income from fixed asset investments	1	3	3
Net interest payable	(14)	(4)	(9)

(Loss)/profit on ordinary activities before taxation	(88)	357	158
Taxation on (loss)/profit on ordinary activities	4	(86)	(107)

(Loss)/profit on ordinary activities after taxation	(84)	271	51
Equity minority interests	11	(2)	(5)

(Loss)/profit attributable to ordinary shareholders	(73)	269	46
Dividend
– Interim	(53)	(54)	(54)
– Final	—	—	(86)

(Loss)/retained profit	(126)	215	(94)

Basic (loss)/earnings per ordinary share	(5.2	p)	19.1	p	3.3	p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS TO 30 JUNE 2002 (UNAUDITED)

		Six months to 30 June	Year to 31 December

	2002 £m	2001 £m	2001 £m

(Loss)/profit attributable to ordinary shareholders	(73)	269	46
Unrealised gain on deemed partial disposal of subsidiary	1	—	11
Unrealised gain on deemed partial disposal of associate	12	—	—
Unrealised gain on disposal of fixed asset investment	10	—	—
Translation differences taken directly to reserves	(34)	27	23

Total recognised gains and losses relating to the period	(84)	296	80

06	Reuters Group PLC	Interim Report 2002

CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS TO 30 JUNE 2002 (UNAUDITED)

		Six months to 30 June	Year to 31 December

	2002 £m	2001 £m	2001 £m

Net cash (outflow)/inflow from operating activities	(10)	198	887
Dividends received from associates	—	1	2
Returns on investments and servicing of finance
Interest received	11	14	30
Interest paid	(35)	(26)	(40)
Income from fixed asset investments	1	3	3

Net cash outflow from returns on investments and servicing of finance	(23)	(9)	(7)
Taxation paid	(45)	(97)	(173)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(62)	(169)	(276)
Sale of tangible fixed assets	—	—	6
Purchase of fixed asset investments	(75)	(41)	(73)
Sale of fixed asset investments	17	49	68

Net cash outflow on capital expenditure and financial investments	(120)	(161)	(275)
Acquisitions and disposals (including joint ventures and associates)	(18)	242	(89)
Equity dividends paid	(86)	(173)	(227)

Cash (outflow)/inflow before management of liquid resources and financing	(302)	1	118
Management of liquid resources
Net decrease/(increase) in short-term investments	244	(83)	(448)
Financing
Proceeds from issue of shares	2	8	16
Net increase in borrowings	87	100	350

Net cash inflow from financing	89	108	366

Increase in cash	31	26	36

Reuters Group PLC	Interim Report 2002	07

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (UNAUDITED)

		Six months to 30 June	Year to 31 December

	2002 £m	2001 £m	2001 £m

Increase in cash	31	26	36
Cash inflow from movement in borrowings	(87)	(100)	(350)
Cash (inflow)/outflow from movement in liquid resources	(244)	83	448

Change in net (debt)/funds resulting from cash flows	(300)	9	134
Net funds arising on acquisitions	—	15	15
Translation differences	(41)	21	23

Movement in net (debt)/funds	(341)	45	172
Opening net funds/(debt)	138	(34)	(34)

Closing net (debt)/funds	(203)	11	138

NET CASH OUTFLOW FROM OPERATING ACTIVITIES (UNAUDITED)

		Six months to 30 June	Year to 31 December

	2002 £m	2001 £m	2001 £m

Operating (loss)/profit	(25)	222	302
Depreciation	113	124	246
Amortisation of goodwill and other intangible assets	59	34	81
(Increase)/decrease in stocks	(2)	—	4
Increase in debtors	(25)	(231)	(6)
(Decrease)/increase in creditors	(162)	27	254
Loss on disposal of fixed assets	4	8	11
Amortisation of interests in own shares	8	10	12
Other, principally translation differences	20	4	(17)

Net cash (outflow)/inflow from operating activities	(10)	198	887

08	Reuters Group PLC	Interim Report 2002

CONSOLIDATED BALANCE SHEET AT 30 JUNE 2002 (UNAUDITED)

		30 June	31 December

	2002 £m	2001 £m	2001 £m

Fixed assets	1,885	1,900	1,963
Stocks	5	8	3
Debtors	1,436	1,582	1,415
Cash and short-term investments	900	763	1,157
Creditors	(2,395)	(2,248)	(2,709)

Net current (liabilities)/assets	(54)	105	(134)
Provisions	(291)	(126)	(212)
Long-term creditors	(417)	(336)	(344)

Net assets	1,123	1,543	1,273

Capital and reserves
Called-up share capital and share premium	449	439	447
Capital redemption reserve	1	1	1
Other reserve	(1,717)	(1,717)	(1,717)
Profit and loss account reserve	2,241	2,680	2,378

Shareholders’ equity	974	1,403	1,109
Equity minority interests	149	140	164

Capital employed	1,123	1,543	1,273

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS FOR THE SIX MONTHS TO 30 JUNE 2002 (UNAUDITED)

		Six months to 30 June	Year to 31 December

	2002 £m	2001 £m	2001 £m

(Loss)/retained profit	(126)	215	(94)
Unrealised gain on deemed partial disposal of subsidiary	1	—	11
Unrealised gain on deemed disposal of associate	12	—	—
Unrealised gain on disposal of fixed asset investment	10	—	—
Translation differences taken directly to reserves	(34)	27	23
Shares issued during the year	2	8	16

Net movement in shareholders’ equity	(135)	250	(44)
Opening shareholders’ equity	1,109	1,153	1,153

Closing shareholders’ equity	974	1,403	1,109

Reuters Group PLC	Interim Report 2002	09

NOTES TO THE UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS TO 30 JUNE 2002

1. BASIS OF PREPARATION

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 71 and 72 of Reuters Group PLC 2001 Annual Report and Form 20-F and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented.

The unaudited financial statements should be read in conjunction with the 2001 annual accounts. The results for 2001 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

2. SEGMENTAL ANALYSIS

The segmental analysis of revenue, costs and profit reflects the way in which the Group is managed.

		Six months to 30 June		% Change	Year to 31 December

Revenue	2002 £m	2001 £m	Actual	Underlying	2001 £m

Treasury	513	516	(1%)	(1%)	1,054
Investment Banking and Brokerage	447	405	10%	(10%)	858
Asset Management	349	309	13%	(2%)	655
Corporates and Media	233	233	0%	2%	475

Reuters	1,542	1,463	5%	(3%)	3,042
Instinet	301	482	(38%)	(40%)	854

	1,843	1,945			3,896
Share of joint ventures revenue	51	51			105
Intra-group revenue	(5)	(5)			(11)

Gross revenue	1,889	1,991			3,990
Less share of joint ventures revenue	(51)	(51)			(105)

Group revenue	1,838	1,940	(5%)	(12%)	3,885

Costs*
Direct segmental	(129)	(127)	2%	(15%)	(255)
Channels	(571)	(521)	10%	(3%)	(1,096)
Business Technology Group	(389)	(368)	6%	(9%)	(763)
Editorial	(109)	(110)	(1%)	0%	(249)
Business Support Services	(108)	(134)	(19%)	(19%)	(265)
Corporate/other	(41)	(55)	(25%)	(13%)	(110)

Reuters	(1,347)	(1,315)	3%	(7%)	(2,738)
Instinet	(306)	(374)	(18%)	(22%)	(676)

	(1,653)	(1,689)			(3,414)
Restructuring costs – Reuters	(100)	—			(82)
– Instinet	(56)	—			(17)

Intra-group costs	5	5			11

Group costs	(1,804)	(1,684)			(3,502)

Profit
Operating profit before restructuring and amortisation	195	148	32%	35%	304
Restructuring	(100)	—			(82)

Reuters	95	148	(36%)	(32%)	222
Operating (loss)/profit before restructuring and amortisation	(5)	108	(105%)	(101%)	178
Restructuring	(56)	—			(17)

Instinet	(61)	108	(156%)	(153%)	161
Amortisation of subsidiaries
Reuters	(44)	(28)			(67)
Instinet	(15)	(6)			(14)

	(59)	(34)			(81)

Group operating (loss)/profit	(25)	222			302

*Costs reflect the organisation structure announced on 20 June 2002

10	Reuters Group PLC	Interim Report 2002

NOTES TO THE UNAUDITED INTERIM RESULTS
CONTINUED

3. REVENUE BY TYPE – REUTERS

		Six months to 30 June		% Change	Year to 31 December

	2002 £m	2001 £m	Actual	Underlying	2001 £m

Recurring	1,405	1,349	4%	(3%)	2,735
Outright	71	80	(11%)	(10%)	215
Usage	66	34	93%	(4%)	92

Total Group	1,542	1,463	5%	(3%)	3,042

4. COST BY TYPE – REUTERS GROUP

		Six months to 30 June	% Change		Year to 31 December

	2002 £m	2001 £m	Actual		2001 £m

Staff	(642)	(684)	(6%	)	(1,346)
Services	(382)	(430)	(11%	)	(848)
Depreciation	(111)	(124)	(11%	)	(246)
Data	(176)	(167)	6%		(340)
Communications	(204)	(155)	32%		(335)
Space	(120)	(110)	9%		(242)
Restructuring	(156)	—	—		(99)
Other	(13)	(14)	(3%	)	(46)

Total Group	(1,804)	(1,684)	7%		(3,502)

5. INTERIM DIVIDEND

An interim dividend of 3.85 pence (2001: 3.85 pence) per ordinary share is payable on 4 September 2002 to ordinary shareholders on the register as at 2 August 2002 and on 11 September 2002 to American Depositary Share (ADS) holders on the register as at 2 August 2002.

Reuters Group PLC	Interim Report 2002	11

SUMMARY OF FINANCIAL RESULTS IN US DOLLARS
FOR THE SIX MONTHS TO 30 JUNE 2002

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the six months to 30 June 2002, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience all figures (including comparatives) have been converted at US$1.53 = £1, the rate prevailing on 30 June 2002.

		Six months to 30 June	Year to 31 December

	2002 $m	2001 $m	2001 $m

Treasury	785	789	1,613
Investment Banking and Brokerage	684	620	1,314
Asset Management	535	472	1,002
Corporates and Media	356	357	725

Reuters	2,360	2,238	4,654
Instinet	460	738	1,307
Intra-group	(8)	(8)	(17)

Group revenue	2,812	2,968	5,944

Reuters	297	227	465
Instinet	(8)	165	272

Group operating profit before restructuring and amortisation	289	392	737

Reuters	(152)	—	(125)
Instinet	(85)	—	(26)

Group restructuring costs	(237)	—	(151)

Reuters	145	227	340
Instinet	(93)	165	246

Group operating profit before amortisation	52	392	586

Reuters	71	173	196
Instinet	(87)	175	269

Group (loss)/profit before taxation, amortisation and (losses)/gains on investments	(16)	348	465

Reuters	(7)	376	16
Instinet	(127)	169	226

Group (loss)/profit on ordinary activities before taxation	(134)	545	242

12	Reuters Group PLC	Interim Report 2002

2002 SECOND QUARTER 2002 — REVENUE ANALYSIS

	Three months to 30 June				% Change	Year to 31 December

	2002 £m	2001 £m	Actual		Underlying		2001 £m

Reuters Group revenue summary
Reuters	780	740	5%		(4%	)	3,042
Instinet	148	232	(36%	)	(38%	)	854

	928	972	(5%	)	(12%	)	3,896
Share of joint ventures revenue	24	26	(7%	)	(6%	)	105
Intra-group revenue	(2)	(2)	(5%	)	(4%	)	(11)

Gross revenue	950	996	(5%	)	(12%	)	3,990
Less share of joint ventures revenue	(24)	(26)	(7%	)	(6%	)	(105)

Group revenue	926	970	(5%	)	(12%	)	3,885

Reuters
Revenue analysis by type
Recurring	704	678	4%		(4%	)	2,735
Outright	43	44	(3%	)	(2%	)	215
Usage	33	18	86%		(4%	)	92

Reuters revenue	780	740	5%	%	(4%	)	3,042

Revenue analysis by segment
Treasury	254	258	(2%	)	(2%	)	1,054
Investment Banking and Brokerage	228	205	11%		(12%	)	858
Asset Management	179	158	13%		1%		655
Corporates and Media	119	119	0%		3%		475

Reuters revenue	780	740	5%		(4%	)	3,042

REVENUE ANALYSIS BY QUARTER

		2002				2001

Revenue	Q1 £m	Q2 £m	Q1 £m	Q2 £m	Q3 £m	Q4 £m

Recurring	232	226	235	226	225	223
Outright	13	14	9	18	19	44
Usage	14	14	14	14	14	13

Treasury	259	254	258	258	258	280

Recurring	194	199	185	189	178	212
Outright	8	12	15	15	18	23
Usage	17	17	0	1	1	21

Investment Banking and Brokerage	219	228	200	205	197	256

Recurring	165	169	142	149	151	170
Outright	4	9	9	9	12	12
Usage	1	1	0	0	0	1

Asset Management	170	179	151	158	163	183

Recurring	110	110	109	114	115	112
Outright	3	8	3	2	1	6
Usage	1	1	2	3	2	6

Corporates and Media	114	119	114	119	118	124

Reuters	762	780	723	740	736	843

US	118	115	198	190	150	145
International	35	33	52	42	38	39

Instinet	153	148	250	232	188	184

Intra-group	(3)	(2)	(3)	(2)	(4)	(2)

Group revenue	912	926	970	970	920	1,025

Reuters Group PLC	Interim Report 2002	13

COSTS AND RESULTS ANALYSIS BY HALF YEAR

2002	2001

Costs	H1 £m	H1 £m	H2 £m	FY £m

Reuters	(1,447)	(1,315)	(1,505)	(2,820)
Instinet	(362)	(374)	(319)	(693)
Intra-group costs	5	5	6	11

Total Costs	(1,804)	(1,684)	(1,818)	(3,502)

Profit
Reuters	95	148	74	222
Instinet	(61)	108	53	161

34	256	127	383
Amortisation	(59)	(34)	(47)	(81)

Operating (loss)/profit	(25)	222	80	302
Share of operating losses of joint ventures	(18)	(15)	(31)	(46)
Impairment of investment in joint ventures	—	—	(16)	(16)
Share of operating losses of associates	(19)	(19)	(20)	(39)
Impairment of investment in associate	—	—	(26)	(26)
Profit on disposal of subsidiary undertakings	—	200	16	216
Profit/(loss) on disposal of fixed assets/investments	5	30	(12)	18
Amounts written off fixed asset investments	(18)	(60)	(185)	(245)
Income from fixed asset investments	1	3	—	3
Net interest payable	(14)	(4)	(5)	(9)

(Loss)/profit on ordinary activities before taxation	(88)	357	(199)	158

Taxation on (loss)/profit on ordinary activities	4	(86)	(21)	(107)
(Loss)/profit on ordinary activities after taxation	(84)	271	(220)	51

Equity minority interests	11	(2)	(3)	(5)
(Loss)/profit after taxation attributable to ordinary shareholders	(73)	269	(223)	46

Basic (loss)/earnings per ordinary share	(5.2	p)	19.1	p	3.3	p

(Loss)/earnings per ADS (US$1.53 =£1)	($0.48)	$ 1.75	$ 0.30
Dividend per ordinary share	3.85	p	3.85	p	6.15	p	10.0	p

Number of ordinary shares ranking for dividend (millions)	1,393	1,405	1,402	1,402

14	Reuters Group PLC	Interim Report 2002

REUTERS GROUP FINANCIAL RATIOS

	June 2002		June 2001		December 2001

Operating margin before restructuring and amortisation	10.3%		13.2%		12.4%
Pre-tax margin before restructuring and amortisation	7.2%		20.5%		9.0%
Post-tax margin before restructuring and amortisation	4.8%		16.0%		5.6%
EBITDA margin before restructuring and net gains/(losses) on investments	14.7%		18.4%		14.4%
Earnings per share before restructuring, amortisation and net gains/(losses) on investments	7.4p		9.9p		18.6	p
Free cash flow per ordinary share	(10.	0p)	(5.3	p)	31.3	p
Book value per ordinary share	54.6	p	90.6	p	68.2	p
Return on tangible fixed assets	(25.	2%)	83.7%		7.8%
Return on equity	(17.	0%)	46.5%		4.6%

The definitions applied to the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill and other intangibles as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and net expenditure on tangible fixed assets divided by the weighted average number of shares in issue during the period.

Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by employee share ownership trusts (ESOTs) at the period end. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity for the period.

BUSINESS STATISTICS

	June 2002	June 2001	December 2001

User accesses at period end (000s):
Information product accesses
–high tier	153	178	171
–mid tier	131	150	145
–other	165	180	181

Information product total	449	508	497
Transaction accesses	19	20	19
Instinet accesses	25	30	30
Bridge accesses	71	—	76 *

Total accesses	564	558	622 *

Revenue per access (£000):
–high tier	2.6	2.5	5.0
–transaction	7.3	7.4	15.0
–Instinet	10.9	16.3	28.8

Instinet NYSE market share (%)	2.8%	3.0%	3.1%

Instinet Nasdaq market share (%)	15.9%	15.2%	14.0%

Market value of listed Greenhouse Fund investments at period end (£m)	4	24	21
(Carrying value June 2002: £5m)

Market value of TIBCO Software holding at period end (£m)	384	976	1,115
(Carrying value June 2002: £247m)

Market value of Reuters ordinary shares held by ESOTs at period end (£m)	156	230	208
(Carrying value June 2002: £210m)

Total subscriber locations	52,900	50,000	53,500

Information sources:
–markets reported in real time	244	257	242
–editorial staff	2,498	2,607	2,597
–bureaux	198	206	204

Infrastructure:
–countries with offices	97	99	97
–cities with offices	220	210	226

Staff numbers	18,140	19,081	19,429

*Restated

Reuters Group PLC	Interim Report 2002	15

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	continued or worsened unfavourable conditions in financial markets;

•	the impact of currency fluctuations on Reuters Group’s reported revenue and earnings;

•	competition from new and existing information providers using internet-based services;

•	the impact on Reuters Group of a decline in the valuation of companies in which it has invested, including TIBCO Software, Instinet and various internet and technology companies;

•	Reuters Group’s ability to realise the anticipated benefits of its business transformation and cost saving strategies;

•	difficulties or delays that Reuters Group may experience in developing or responding to new technology;

•	the dependence of Reuters and Instinet on third parties for the provision of certain network services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and Instinet and these networks’ ability to accommodate increased traffic;

•	exposure to losses from broker activities or disruptions in trading markets;

•	changes in the regulatory or competitive environment;

•	any adverse effects of Reuters lack of management control over some of its ventures;

•	adverse governmental action in countries where Reuters conducts reporting activities; and,

•	Reuters ability to realise the anticipated benefits of its acquisition of Bridge; and Instinet’s ability to complete its acquisition of Island ECN and to realise the anticipated benefits of the acquisition.

For additional information, please see ‘Risk Factors’ in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2001 and the risk factors identified in Instinet’s Current Report on Form 8-K, dated 10 June 2002, in relation to the proposed Instinet/Island transaction. Copies of the Annual Report and Form 20-F and Instinet’s Form 8-K are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

16	Reuters Group PLC	Interim Report 2002

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